EXHIBIT 99.1

Annual and Special Meeting

to be held on June 8, 2023

Notice of Annual and Special Meeting of Shareholders

and

Information Circular

April 25, 2023

VOX ROYALTY CORP.

66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario M5K 1E6, Canada

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Date	Thursday, June 8, 2023
Time:	1:00 p.m. Eastern Daylight Time (“EDT”)
Live Webcast:	https://virtual-meetings.tsxtrust.com/1485
Password:	vox2023

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders of Vox Royalty Corp. (the “Company”) will be conducted via live webcast for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the year ended December 31, 2022, together with the auditor’s report thereon;

2.	to elect directors for the ensuing year;

3.	to appoint Ernst & Young LLP, as auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

4.	to approve the Company’s Omnibus Long Term Incentive Plan (“OLTIP”); and

5.	to transact such other business as may properly be put before the Meeting.

A proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered to TSX Trust Company (“TSX Trust”) no later than 1:00 p.m. (EDT) on June 6, 2023 (or, if the Meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding the Meeting) in accordance with the delivery instructions below. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

A registered shareholder may submit, in advance of the Meeting, his/her/its proxy by mail, or over the internet in accordance with the instructions below.

Voting by Mail or Courier Before the Meeting:

TSX Trust Company

Attention: Proxy Department

301 - 100 Adelaide Street West

Toronto, Ontario M5H 4H1, Canada

Voting by Internet Before the Meeting. Enter the 12-digit control number printed on the form of proxy at http://www.voteproxyonline.com/.

A Non-Registered Holder should follow the instructions included on the voting instruction form provided.

The Management Information Circular provides further information on how to vote your shares in the Company.

You are entitled to vote at the Meeting if you were a shareholder as of the close of business on April 19, 2023.

Registered shareholders and duly appointed proxyholders can participate in and listen to the presentation, vote and submit questions during the Meeting by visiting the following URL: https://virtual-meetings.tsxtrust.com/1485.

2

NOTICE AND ACCESS

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102” and together with NI 54-101, the “Notice-and-Access Provisions”) for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow issuers to post electronic versions of proxy-related materials on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to securityholders.

Electronic copies of this Notice of Annual Meeting of Shareholders, the management information circular (the “Circular”), the Company’s management’s discussion and analysis of the results of operations and financial condition of the Company for the year ended December 31, 2022 and the audited consolidated financial statements of the Company and accompanying notes for the year ended December 31, 2022 together with the auditor’s report thereon and other meeting materials (the “2022 MD&A and Financials”) may be found on SEDAR at www.sedar.com, via the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at the SEC’s website www.sec.gov and also on the Company’s website at https://www.voxroyalty.com. Shareholders are reminded to review the Circular before voting.

Shareholders will receive paper copies of a notice package (the “Notice Package”) via pre-paid mail containing a notice with information prescribed by NI 54-101 and a form of proxy (if you are a registered shareholder) or a voting instruction form (if you are a non-registered shareholder).

The Company will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Circular to some securityholders with a Notice Package.

Shareholders may request paper copies of the Circular and the 2022 MD&A and Financials be sent to them by postal delivery at no cost to them. In order for holders to receive a paper copy of the meeting materials or if you have questions concerning notice-and-access, please contact the Company’s transfer agent and registrar, TSX Trust, by email at tsxtis@tmx.com or by telephone at 1-866-600-5869.

Any shareholder wishing to obtain a paper copy of the meeting materials should submit their request no later than May 25, 2023 in order to receive paper copies of the meeting materials in time to vote before the Meeting. Shareholders may contact TSX Trust Toll Free at 1-866-600-5869 or tsxtis@tmx.com to obtain more information about the Notice-and-Access Provisions. Under the Notice-and-Access Provisions, meeting materials will be available for viewing on the Company’s website for one year from the date of posting.

DATED this 25th day of April, 2023

ON BEHALF OF THE BOARD

(signed) “Kyle Floyd”

Kyle Floyd

Chief Executive Officer

3

VOX ROYALTY CORP.

               66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario M5K 1E6, Canada

INFORMATION CIRCULAR

(as of April 25, 2023 except as otherwise indicated)

Solicitation of Proxies

This management information circular (the “Circular”) dated as of April 25, 2023 and accompanying form of proxy are furnished in connection with the solicitation, by management of Vox Royalty Corp. (“we”, “us”, “our”, the “Company” or “Vox”), of proxies to be used at the annual and special meeting of the holders (the “Shareholders”) of common shares (“Shares”) of the Company (the “Meeting”) referred to in the accompanying Notice of Annual and Special Meeting (the “Notice”) to be held on June 8, 2023 at 1:00 p.m. (EDT) for the purposes set forth in the Notice. The Meeting will be held in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the Meeting online is provided below. See “Voting Information” below.

The solicitation will be made primarily by mail, subject to the use of Notice-and-Access Provisions (as defined below) in relation to delivery of the Meeting Materials (as defined below), but proxies may also be solicited personally or by telephone by directors and/or officers of the Company. The cost of solicitation by management will be borne by the Company.

Pursuant to National Instrument 54‑101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54‑101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the Shares. The cost of any such solicitation will be borne by the Company.

Record Date

Shareholders of record at the close of business on April 19, 2023 are entitled to receive notice of and attend the Meeting and are entitled to one vote for each Share registered in the name of such Shareholder in respect of each matter to be voted upon at the Meeting.

Meeting Information

The Meeting will be held on June 8, 2023 at 1:00 p.m. (EDT) virtually via live audio webcast online at https://virtual-meetings.tsxtrust.com/1485. The meeting ID is 1485, and password vox2023. Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting. Non-registered Shareholders (“Non-Registered Holders”) who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will not be able to vote at the Meeting. See “Voting Information” below.

Registered Shareholders and duly appointed proxyholders who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out below under “Voting Information”. Non-Registered Holders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote at the Meeting. See “Voting Information – Voting at the Meeting” below.

Voting Information

Shareholders may vote before the Meeting or vote at the Meeting, as described below.

1. Voting Before the Meeting

Appointment of Proxies

The persons named in the form of proxy accompanying this Circular are directors and/or officers of the Company. Each Shareholder submitting a proxy has the right to appoint a person or company (who need not be a Shareholder), other than the persons named in the accompanying form of proxy, to represent such Shareholder at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting the name of such representative in the blank space provided in the accompanying form of proxy. The additional registration step outlined below under “Voting at the Meeting – Appointment of a Third Party as Proxy” must also be followed. All proxies must be executed by the Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

4

A proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered to TSX Trust Company (“TSX Trust”) no later than 1:00 p.m. (EDT) on June 6, 2023 (or, if the Meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding the Meeting) in accordance with the delivery instructions below. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

A registered Shareholder may submit, in advance of the Meeting, his/her/its proxy by mail, or over the internet in accordance with the instructions below.

Voting by Mail or Courier Before the Meeting:

TSX Trust Company

Attention: Proxy Department

301 - 100 Adelaide Street West, Toronto, Ontario M5H 4H1

Voting by Internet Before the Meeting. Enter the 12-digit control number printed on the form of proxy at http://www.voteproxyonline.com/.

A Non-Registered Holder should follow the instructions included on the voting instruction form (“VIF”) provided by his/her/its Intermediary (as defined below).

Revocation of Proxies

Proxies given by Shareholders for use at the Meeting may be revoked at any time prior to their use. Subject to compliance with the requirements described in the following paragraph and below under “Voting at the Meeting”, the giving of a proxy will not affect the right of a Shareholder to attend, and vote at, the Meeting.

A proxy may be revoked by (a) depositing an instrument in writing, including another completed form of proxy, executed by such Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the Shareholder is a corporation, by an authorized officer or attorney thereof at, or by transmitting by telephone or electronic means, a revocation signed, subject to the Business Corporations Act (Ontario), by electronic signature, to (i) the registered office of the Company, located at 66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario M5K 1E6, Canada at any time prior to 5:00 p.m. (EDT) on the last business day preceding the day of the Meeting or any adjournment thereof or (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment thereof; or (iii) in any other manner permitted by law.

If you have followed the process for attending and voting at the Meeting online (see below under “Voting at the Meeting”), voting at the Meeting online will revoke your previous proxy.

Notice-and-Access

The Company has elected to use the notice-and-access provisions under NI 54-101 and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102” and together with NI 54-101, the “Notice-and-Access Provisions”) for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow issuers to post electronic versions of proxy-related materials on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to securityholders.

5

Electronic copies of the Notice of Annual Meeting of Shareholders, this Circular, the Company’s management’s discussion and analysis of the results of operations and financial condition of the Company for the year ended December 31, 2022 and the audited consolidated financial statements of the Company and accompanying notes for the year ended December 31, 2022 together with the auditor’s report thereon and other Meeting Materials (the “2022 MD&A and Financials”) may be found on SEDAR at www.sedar.com, via the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at the SEC’s website www.sec.gov and also on the Company’s website at https://www.voxroyalty.com. Shareholders are reminded to review this Circular before voting.

Shareholders will receive paper copies of a notice package (the “Notice Package”) via pre-paid mail containing a notice with information prescribed by NI 54-101 and a form of proxy (if you are a registered Shareholder) or a VIF (if you are a Non-Registered Holder).

The Company will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Circular to some securityholders with a Notice Package.

Shareholders may request paper copies of this Circular and 2022 MD&A and Financials be sent to them by postal delivery at no cost to them. In order for holders to receive a paper copy of the Meeting Materials or if you have questions concerning notice-and-access, please contact the Company’s transfer agent and registrar, TSX Trust by email at tsxtis@tmx.com or by telephone at 1-866-600-5869.

Any Shareholder wishing to obtain a paper copy of the Meeting Materials should submit their request no later than May 25, 2023 in order to receive paper copies of the Meeting Materials in time to vote before the Meeting. Shareholders may contact TSX Trust Toll Free at 1-866-600-5869 or tsxtis@tmx.com to obtain more information about the Notice-and-Access Provisions. Under the Notice-and-Access Provisions, Meeting Materials will be available for viewing on the Company’s website for one year from the date of posting.

Non‑Registered Holders

Only registered Shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Shares beneficially owned by a Non-Registered Holder are registered either:

A.

in the name of an intermediary (each, an “Intermediary” and collectively, the “Intermediaries”) that the Non‑Registered Holder deals with, in respect of the Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self‑administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans; or

B.	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of NI 54‑101, the Company has distributed copies of the form of proxy and supplemental mailing card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

6

Intermediaries are required to forward the Meeting Materials to Non‑Registered Holders unless a Non‑Registered Holder has waived the right to receive them. Intermediaries will generally use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting Materials to Non‑Registered Holders. Generally, a Non‑Registered Holder who has not waived the right to receive Meeting Materials will receive either a VIF or, less frequently, a form of proxy. The purpose of these forms is to permit Non‑Registered Holders to direct the voting of the Shares they beneficially own. Non‑Registered Holders should follow the procedures set out below, in addition, if applicable, to the procedures set out below under “Voting at the Meeting – Appointment of a Third Party as Proxy”, depending on the type of form they receive:

(1)

Voting Instruction Form. In most cases, a Non Registered Holder will receive, as part of the Meeting Materials, a VIF. If the Non Registered Holder does not wish to attend and vote at the Meeting (or have another person attend and vote on the Non-Registered Holder’s behalf), but wishes to direct the voting of the Shares they beneficially own, the VIF must be submitted by mail, or over the internet in accordance with the directions on the form. If a Non Registered Holder wishes to attend and vote at the Meeting (or have another person attend and vote on the Non Registered Holder’s behalf), the Non Registered Holder must appoint themselves in advance of the proxy cut-off date, complete the Request for Control Number form (https://tsxtrust.com/resource/en/75) and email this form to tsxtrustproxyvoting@tmx.com in order to receive a control number to vote online.

or

(2)

Form of Proxy. Less frequently, a Non‑Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Non‑Registered Holder but which is otherwise uncompleted. If the Non‑Registered Holder does not wish to attend and vote at the Meeting (or have another person attend and vote on the Non‑Registered Holder’s behalf), but wishes to direct the voting of the Shares they beneficially own, the Non‑Registered Holder must complete the form of proxy and submit it to TSX Trust as described above. If a Non‑Registered Holder wishes to attend and vote at the Meeting (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non‑Registered Holder must strike out the persons named in the proxy and insert the Non‑Registered Holder’s (or such other person’s) name in the blank space provided.

In either case, Non‑Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the proxy or the VIF is to be delivered. In addition, if applicable, Non-Registered Holders should follow the procedures set out below under “Voting at the Meeting – Appointment of a Third Party as Proxy”.

A Non‑Registered Holder may revoke a VIF or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary in accordance with the instructions received from the Intermediary, except that an Intermediary may not act on a revocation of a VIF or a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary in sufficient time prior to the Meeting.

A Non‑Registered Holder may fall into two categories – those who object to their identity being made known to the issuers of the securities which they own (“Objecting Beneficial Owners”) and those who do not object to their identity being made known to the issuers of the securities which they own (“Non-Objecting Beneficial Owners”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their Non-Objecting Beneficial Owners from Intermediaries. Pursuant to NI 54-101, issuers may obtain and use the Non-Objecting Beneficial Owners list in connection with any matters relating to the affairs of the issuer, including the distribution of proxy-related materials directly to Non-Objecting Beneficial Owners. The Company is sending Meeting Materials directly to Non-Objecting Beneficial Owners; the Company uses and pays Intermediaries and agents to send the Meeting Materials. The Company also intends to pay for Intermediaries to deliver the Meeting Materials to Objecting Beneficial Owners.

The Meeting Materials are being sent to both registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent sent the Meeting Materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding securities on your behalf.

By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding securities on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

7

Exercise of Discretion By Proxies

Shares represented by properly executed proxies in favour of the persons named in the accompanying form of proxy will be voted on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the Shares will be voted or withheld from voting in accordance with the specifications so made. Where Shareholders have properly executed proxies in favour of the persons named in the accompanying form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the Shares represented thereby, such Shares will be voted in favour of the passing of the matters set forth in the Notice. If a Shareholder appoints a representative other than the persons designated in the form of proxy, the Company assumes no responsibility as to whether the representative so appointed will attend the Meeting on the day thereof or any adjournment or postponement thereof.

The accompanying form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, the management of the Company and the directors know of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which at present are not known to the management of the Company and the directors should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

2. Voting at the Meeting

The Meeting will be hosted virtually via live audio webcast at:

Link: https://virtual-meetings.tsxtrust.com/1485

Password: vox2023

Registered Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:

1.	Type in https://virtual-meetings.tsxtrust.com/1485 on your browser at least 15 minutes before the Meeting starts.
2.	Click on “I have a control number”.
3.	Enter your 12-digit control number (on your proxy form).
4.	Enter the password: vox2023 (case sensitive).
5.

When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

Beneficial Shareholders entitled to vote at the Meeting may vote at the Meeting virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF.
2.	Sign and send it to your intermediary, following the voting deadline and submission instructions on the VIF.
3.	Obtain a control number by contacting TSX Trust by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.
4.	Type in https://virtual-meetings.tsxtrust.com/1485 on your browser at least 15 minutes before the Meeting starts.
5.	Click on “I have a control number”.
6.	Enter the control number provided by tsxtrustproxyvoting@tmx.com
7.	Enter the password: vox2023 (case sensitive).
8.

When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

If you are a registered Shareholder and you want to appoint someone else (other than the management nominees) to vote online at the Meeting, you must first submit your proxy indicating who you are appointing. You and your appointee must then register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

If you are a Non-Registered Holder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

8

Guests can also listen to the Meeting by following the steps below:

1.	Type in https://virtual-meetings.tsxtrust.com/1485 on your browser at least 15 minutes before the Meeting starts. Please do not do a Google Search. Do not use Internet Explorer.

2.	Click on “I am a Guest”.

If you have any questions or require further information with regard to voting your Shares, please contact TSX Trust toll-free in North America at 1-866-600-5869 or by email at tsxtis@tmx.com.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences, if you wish to do so. It is your responsibility to ensure connectivity for the duration of the Meeting. You should not use Internet Explorer as a browser due to technical incompatibilities and should allow ample time to check into the Meeting online and complete the related procedure.

GENERAL INFORMATION

The information contained herein is provided as of April 25, 2023, unless indicated otherwise. No person has been authorized to give any information or make any representation in connection with matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Vox or the management of Vox.

Unless otherwise indicated, all dollar amounts are expressed in United States dollars. All references to “$” are to United States dollars. All references to “C$” are to Canadian dollars and to “A$” are to Australian dollars.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Shares. As of the date of this Circular, there were 45,126,956 issued and outstanding Shares.

Shareholders registered as of April 19, 2023, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must deliver their Proxies at the place and within the time set forth in the notes to the proxy to entitle the person appointed by the proxy to attend and vote.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, other than Rob Sckalor (director), no persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding Shares of the Company. For further details regarding Mr. Sckalor’s holdings, see the disclosure under the heading “Particulars of Matters to be Acted Upon – Election of Directors”.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2022 and the report of the independent auditors thereon will be presented at the Meeting. The 2022 MD&A and Financials were sent to all Shareholders who have requested a copy. The 2022 MD&A and Financials are also available under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at https://www.voxroyalty.com.

Election of Directors

Proposed Management Nominees for Election to the Board

The number of persons to be elected at the Meeting as directors of the board of the Company (the “Board”) is five. The directors of the Board are elected annually and hold office until the next annual meeting of the Shareholders or until their successors are elected or until such director’s earlier death, resignation or removal. Andrew Kaip has elected not to stand for re-election, and therefore his tenure as a director of the Company will automatically expire as of June 8, 2023. The management of Vox proposes to nominate the persons listed below for election as directors of Vox to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of Vox will be voted for the nominees listed in this Circular.

9

The following tables set out certain information as of the date of this Circular (unless otherwise indicated) with respect to the five persons being nominated at the Meeting for election as directors of the Company. Each director elected will hold office until the next annual meeting of Shareholders or until his or her successor is duly elected or appointed. Information regarding Shares owned by each director is presented to the best knowledge of management of the Company and has been furnished to management of the Company by such directors.

The enclosed form of proxy permits Shareholders to vote for each nominee on an individual basis.

Each director will be elected if the affirmative vote of the majority of the Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of each director election resolution.

Unless the Shareholder specifies in the enclosed form of proxy that the Shares represented by the proxy are to be withheld from voting in the election of directors, the persons named in the form of proxy shall vote the Shares represented by the proxy in favour of the election of the persons whose names are set forth below.

The Board unanimously recommends that Shareholders vote FOR the nominees set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed below before the Meeting, management will exercise discretion to vote the proxy for the election of any other person or persons as directors.

Advance Notice Provisions

Section 10 of the Company’s By-Law No. 1 contains advance notice provisions for the nomination of directors (the “Advance Notice Provisions”). Under the Advance Notice Provisions, a director nomination must be made: (i) in the case of an annual general meeting of Shareholders (which includes an annual and special meeting), not later than 30 days before the meeting date; (ii) in the case of an annual and general meeting held on a date that is less than 50 days after the first public announcement of the meeting date (the “Notice Date”), not later than 10 days following the Notice Date; and (iii) in the case of a special meeting (which is not also an annual general meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than 15 days following the day on which the first public announcement of the date of the special meeting of Shareholders was made. The Advance Notice Provisions also sets forth the information that a Shareholder must include in the notice to the Company. The Advance Notice Provisions can be found in the Company’s By-Law No. 1 available on SEDAR at www.sedar.com and on the Company’s web site at www.voxroyalty.com. No director nominations have been made by Shareholders in connection with the Meeting under the terms of the Advance Notice Provisions, and as such the only nominations for directors at the Meeting are the nominees set forth below.

KYLE FLOYD	Principal Occupation During Past 5 Years and Biographical Information
Colorado, United States of America Director Since: May 2020 NOT INDEPENDENT

Mr. Floyd is the founder, Chairman and CEO of Vox. Mr. Floyd created the concept, built the team and raised the capital required to commence Vox’s operations as a metal royalty and streaming company. Mr. Floyd is responsible for general operational and strategic direction of the business. Prior to Vox, Mr. Floyd held the position of Vice President – Practice Lead of the global mining investment banking department at ROTH Capital Partners from 2007 to 2013. During his time at the company, Mr. Floyd led the international OTCQX and cross border listing advisory group and led business development execution on all mining transactions, ultimately financing and advising nearly $1 billion over more than 60 transactions including M&A assignments, private placements of debt and equity, IPOs and follow-up offerings. Mr. Floyd holds a Bachelor of Business in Corporate Finance from the University of Washington and attended the Master of Science program in Mineral Economics from Colorado School of Mines.

Current Board/Committee Membership	Other Public Directorships
Board Environmental, Social, Governance & Nominating Investment	N/A
Number of Shares Beneficially Owned, Controlled or Directed	2,911,406

10

ROB SCKALOR(1)	Principal Occupation During Past 5 Years and Biographical Information
Florida, United States of America Director Since: May 2020 INDEPENDENT

Mr. Sckalor is co-founder and President of Capital Instincts, where he oversees the company’s worldwide operations trading and investing in various European, Asian and North American equity markets. Mr. Sckalor joined Vox in 2014 and was extensively involved in its day-to-day business operations as a private company, including human resources management, capital raises and corporate governance. Mr. Sckalor has also been a director of Creedence Medical Systems, a private Delaware company based in Silicon Valley, since 2015. At Creedence Medical Systems, Mr. Sckalor has been instrumentally involved in multiple financings and serviced on the Audit Committee for its Board of Directors. In addition, from 2017 to 2019, Mr. Sckalor was also a director of Titan Minerals and was involved in multiple financings and the acquisition of Andina Resources by the company. Mr. Sckalor is also a director of Best Bev LLC, a beverage packaging and bottling company; Wherehouse,  a beverage company; and CurrENT Group, an entertainment services company. Prior to holding the aforementioned positions, Mr. Sckalor was the General Counsel and a director at Liquid Capital Markets London from 2001 to 2003, where he helped build the company from nine employees to over 140 in three years and grew the company into the largest fixed income and derivative market maker in Europe; and previously acted as General Counsel to IDEAglobal, a Singapore and London based financial services company. Mr. Sckalor has served on numerous not for profit Boards over the last 30 years.

Current Board/Committee Membership	Other Public Directorships
Board Audit Compensation Environmental, Social, Governance & Nominating Investment	N/A
Number of Shares Beneficially Owned, Controlled or Directed	4,907,089(2)

ALASTAIR MCINTYRE	Principal Occupation During Past 5 Years and Biographical Information
Ontario, Canada Director Since: May 2020 INDEPENDENT

An accomplished metals and mining executive with senior management expertise through roles with leading natural resources banks including Scotiabank, Natixis and Landsbanki (in Toronto, New York, Sydney, and Hong Kong) where he executed hundreds of structured deals in multiple currencies, metals, and products for metal producers and consumers in North and South America, Africa, Australia and Asia. In addition, Mr. McIntyre has held numerous capital market and technical advisory roles, including Senior Managing Director at Behre Dolbear Capital, responsible for providing support for numerous M&A transactions and IPO’s on the Hong Kong Stock Exchange. Prior to finance, Alastair held a senior role in gold refining at the Royal Canadian Mint and worked as an exploration and underground mine geologist in Atlantic Canada. Mr. McIntyre currently serves as Chief Executive Officer of Altiplano Metals Inc. as well as serving on the Advisory Board of Benchmark Metals. Mr. McIntyre holds MAusIMM CP (Man) and P. Geo (Limited) professional accreditations and has earned a BSc (Geology) and a B. Comm. (Bus Admin and Economics) from Dalhousie University in Halifax.

Current Board/Committee Membership	Other Public Directorships
Board Audit Compensation Environmental, Social, Governance & Nominating Investment	N/A
Number of Shares Beneficially Owned, Controlled or Directed	12,901

11

DONOVAN POLLITT	Principal Occupation During Past 5 Years and Biographical Information
Ontario, Canada Director Since: April 2023 INDEPENDENT

Mr. Pollitt is a mining industry consultant with over 20 years of extensive technical and operations experience. He is currently the President of Pollitt Mining, a consultancy to mining companies, private equity and institutional investors. Previously, Mr. Pollitt was President and Chief Executive Officer at Wesdome Gold Mines Ltd. Mr. Pollitt holds a Bachelor of Applied Science degree in Mining Engineering from the University of Toronto, an MBA from MIT Sloan School of Management, is a Professional Engineer in Ontario and a CFA Charterholder.

Current Board/Committee Membership	Other Public Directorships
Board Audit Compensation Environmental, Social, Governance & Nominating Investment	N/A
Number of Shares Beneficially Owned, Controlled or Directed	5,000

PASCAL ATTARD	Principal Occupation During Past 5 Years and Biographical Information
Ontario, Canada Director Since: May 2020 NOT INDEPENDENT

Mr. Attard was the former Chief Financial Officer of Delivra Corp. until November 2019, during which time he had a broad scope of authority, including executive guidance for finance, accounting, contracts, treasury, taxation, mergers and acquisitions and investor relations. Mr. Attard played a key role in successfully guiding the company through the sale of its business in July 2019. Mr. Attard joined Delivra Corp. in June 2015 and also held the positions of Vice-President of Finance and Corporate Controller over the course of his 4-year tenure. Prior to Delivra Corp., Mr. Attard was the Corporate Controller for Red Tiger Mining Inc. from March 2012 to March 2015. Mr. Attard also held a number of positions at McGovern Hurley LLP from 2006 to 2012, where he most recently served as Manager, Audit and Assurance. Mr. Attard holds a Bachelor of Accountancy, with Honours, from Brock University and holds the designation of Chartered Professional Accountant and Chartered Accountant.

Current Board/Committee Membership	Other Public Directorships
Board	N/A
Number of Shares Beneficially Owned, Controlled or Directed	46,662

(1)	Rob Sckalor’s Shares represent approximately 10.87% of the issued and outstanding Shares as of the date of this Circular.

(2)

Rob Sckalor’s Shares are held personally and through Rufus Dufus, LLC, CIUSVI 401K Plan, and through CIUSVI, LLC which he jointly controls with another Shareholder. Though CIUSVI, LLC, Rob Sckalor and another Shareholder jointly control 1,656,841 Shares. For the purpose of the above, 50% of the Shares (being 828,421 Shares) held by CIUSVI, LLC have been allocated to Rob Sckalor. Mr. Sckalor also holds 61,289 Shares personally, controls 1,627,486 Shares through Rufus Dufus, LLC, and indirectly controls 2,389,893 Shares through CIUSVI 401K Plan. To calculate the above figure the following formula was used: 61,289 + 1,627,486 + 2,389,893 + (1,656,841 * 0.5) = 4,907,089.

12

Corporate Cease Trade Orders or Bankruptcies

No proposed director within 10 years before the date of this Circular, has been, a director, officer or Promoter of any person or company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under applicable securities law, for a period of more than 30 consecutive days; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No proposed director has:

(a)

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for a proposed director.

Personal Bankruptcies

No proposed director has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Appointment of Auditor

On March 9, 2022, Ernst & Young LLP (“E&Y”) was first appointed by the Board, upon unanimous recommendation of the Audit Committee of the Board (the “Audit Committee”), as the auditor of the Company.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, to pass an ordinary resolution appointing E&Y as auditor of Vox for the following year, and to authorize the Board to fix the remuneration of said auditor for such year, as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the appointment of Ernst & Young LLP, as auditor of Vox, to hold office until the next annual meeting of Shareholders, is hereby approved; and

2.	the Board is hereby authorized to fix the remuneration of the auditor so appointed.”

The appointment of E&Y will be approved if the affirmative vote of the majority of the Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of the resolution.

The Board unanimously recommends that Shareholders vote FOR the resolution approving the appointment of the auditor of Vox. Unless otherwise directed, it is the intention of the persons designated in the accompanying form of proxy to vote in favour of the ordinary resolution to approve the appointment of the auditor of Vox.

Approval of Long-Term Incentive Plan

Vox believes that encouraging its directors, executives, and employees to become Shareholders is a means of further aligning their interests with those of its Shareholders. Equity participation is partially accomplished through the Long-Term Incentive Plan. Options to purchase Shares (“Options”) are granted to senior executives taking into consideration a number of factors, including the amount and term of Options previously granted, base salary, bonuses, and Vox’s operational goals and objectives. Options are generally granted to senior executives and vest on terms recommended by the Compensation Committee of the Board (the “Compensation Committee”), subject to consideration and approval by the Board.

13

Vox currently has a Long-Term Incentive Plan (the “Current LTIP”) in effect, which was last approved by Shareholders at a meeting held on March 26, 2020, the purpose of which is to further advance the interests of Vox and its Shareholders so that (a) the interests of directors, officers, employees, and consultants are aligned with the success of Vox, (b) stock ownership by such persons is encouraged, and (c) compensation opportunities exist to attract, retain, and motivate such persons. The Current LTIP provides optionees with the opportunity through the exercise of Options to acquire an ownership interest in Vox.

Effective November 24, 2021, the TSX Venture Exchange (the “TSXV”) adopted Policy 4.4 Security Based Compensation (“Policy 4.4”). In accordance with the requirements of Policy 4.4, Vox is required to make changes to its current stock option plan to comply with the revised policy and to adhere to Policy 4.4 following the implementation thereof. In addition, Vox has elected to change to a “rolling plan”, which it believes is more in line with market participants and peers in its sector.

A new Omnibus Long-Term Incentive Plan (“OLTIP”), attached as Schedule “B”, complies with the revised TSXV Policy 4.4, and was approved by the Board.

The OLTIP is administered by the Compensation Committee that determines, from time to time, the eligibility of persons recommended to participate in the OLTIP, and recommends to the Board when Options will be granted, the number of Shares subject to each Option, the exercise price of each Option, the expiration date of each Option and the vesting period for each Option, in each case in accordance with applicable securities laws and stock exchange requirements.

See “Summary of Material Terms of Security-Based Compensation Plan” for a summary of the material terms of the OLTIP.

Shareholders are being asked to approve the OLTIP that is attached hereto as Schedule “B”. Prior grants under the Current LTIP will continue to be governed under the Current LTIP following the adoption of the OLTIP.

In accordance with the policies of the TSXV, a plan with a rolling 10% maximum must be confirmed by Shareholders at each annual meeting.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, to pass an ordinary resolution to adopt the Company’s OLTIP, as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The Omnibus Long-Term Incentive Plan (the “OLTIP”) of the Company as described in the Company’s Management Proxy Circular for the Annual and Special Meeting of the Company dated June 8, 2023, is hereby approved and confirmed and the directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute and deliver on behalf of the Company all such documents, agreements and other writings as may be required, which in his or her opinion he or she deems necessary and in the best interest of the Company, in order to give effect to the true intent of this resolution and notwithstanding the foregoing, the directors of the Company are hereby authorized, without further approval of or notice to the shareholders of the Company, to revoke this ordinary resolution at any time prior to giving effect to the OLTIP; and

2.

The form of the OLTIP may be amended in order to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the shareholders of the Company.”

The OLTIP will be approved if the affirmative vote of the majority of Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of the resolution.

The Board unanimously recommends that Shareholders vote FOR the approval of Vox’s OLTIP.

14

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

In this section “Named Executive Officer” or “NEO” means: (a) the Chief Executive Officer (“CEO”); (b) the Chief Financial Officer (“CFO”); and (c) each of the three most highly compensated executive officers other than the CEO and CFO. As of December 31, 2022, the Company had four NEOs, namely Kyle Floyd, CEO, Pascal Attard, CFO, Spencer Cole, Chief Investment Officer (“CIO”), and Riaan Esterhuizen, Executive Vice President – Australia (“EVP – Australia”).

Compensation Governance and Objectives

The Board has appointed the Compensation Committee, which as of the date of this circular is comprised of Rob Sckalor (Chair), Alastair McIntyre, and Donovan Pollitt, all of whom are independent directors within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”). The Compensation Committee is responsible for carrying out the Board’s oversight responsibility for (i) overseeing the Company’s human resources and compensation policies and processes, (ii) demonstrating to the Shareholders that the compensation of the directors of the Company who are also employees of the Company is recommended by directors who have no personal interest in the outcome of decisions of the Compensation Committee and who will have due regard to the interests of all of the Shareholders, (iii) ensuring that the strategic direction of the Company is reviewed annually, and (iv) ensuring that the Board and each of its committees carry out their respective functions in accordance with an appropriate process. With respect to compensation issues, the mandate of the Compensation Committee provides that its responsibilities will include reviewing and making recommendations to the Board in respect of: (i) compensation policies and guidelines; (ii) management incentive and perquisite plans and any non-standard remuneration plans; (iii) senior management, executive and officer compensation; (iv) establishing and monitoring performance criteria for performance-based compensation for the Company’s senior executive officers; and (v) Board compensation matters, including compensation of both independent and non-independent members of the Board.

When reviewing NEO compensation, the Compensation Committee takes into consideration the following objectives: (a) recruiting and retaining NEO’s that are critical to the success of the Company; (b) providing fair and competitive compensation; (c) balancing the interests of the management and the Shareholders; (d) motivating NEO’s to deliver strong business performance, both on an individual basis and with respect to the business of the Company in general; and (e) ensuring the executive compensation program is straightforward to communicate and administer.

In order to ensure an objective process for determining compensation, in addition to carrying out the responsibilities noted above, the Compensation Committee also reviews independent materials such as market data reports and makes recommendations for compensation for executives based upon market competitive levels. In addition, the Compensation Committee may consult with outside independent compensation advisory firms if it deems advisable.

A copy of the Compensation Committee mandate is available on the Company’s website at www.voxroyalty.com.

Compensation Risk

The Compensation Committee has within its mandate an obligation to identify on an annual basis the risks, if any, arising from the Company’s compensation policies and practices. The Compensation Committee will consider the implications of the identified risks, the degree to which the Company’s compensation policies encourage or may be perceived to encourage the taking of inappropriate or excessive risks and will identify any risks that may reasonably lead to a material adverse effect on the Company. In carrying out the analysis, the Compensation Committee will have regard to: (i) the extent to which compensation policies or practices deviate within the Company, from one business unit to another or between members of senior management; (ii) the extent to which risk management and regulatory compliance form part of the performance metrics used to determine compensation; (iii) overall compensation expenses relative to corporate revenues; (iv) whether or not the Company’s compensation policies provide for a maximum benefit or payout limit; (v) the relationship between long-term organizational goals and short-term compensation mechanisms; and (vi) the degree to which compensation plans containing performance goals are weighted towards short-term rather than long-term corporate objectives.

15

In connection with the identification of any risks associated with the compensation policies and practices of the Company, the Compensation Committee will recommend to the Board the adoption of practices that will assist in the identification and mitigation of any risks associated with the compensation policies and practices of the Compensation Committee.

As of the date of this Circular, the Board had not identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Elements of Compensation

The Company’s compensation program is comprised of: (a) a base salary; (b) a short-term incentive award in the form of cash bonuses; and (c) a long-term incentive award in the form of equity plan awards. Each component of the Company’s compensation program is addressed below.

Base Salaries

The base salaries or management fee arrangements and benefits paid to the NEOs are not based on any specific formula. A preliminary base salary for each executive is established following a review of market data for similar positions. Actual proposed base salaries for executives are recommended by the Compensation Committee based upon market competitive salary levels, an assessment of an executive’s performance and the Company’s performance during the year, the financial capacity of the Company, the scope of the executive’s responsibilities for the year, the executive’s prior experience and retention risk referencing the competitive nature of the mining industry. In 2022, NEO annual base salaries were as follows (effective from January 1, 2022):

Name and Position	2022 Annual Base Salary ($)
Kyle Floyd CEO	$405,000
Pascal Attard CFO	$200,000
Spencer Cole CIO	$270,000
Riaan Esterhuizen EVP – Australia	$200,000

Short-Term Incentive Awards

The second component of NEO compensation is an annual short-term incentive award (“STIA”), typically paid in cash. The STIA is designed to encourage short-term performance by rewarding individuals for their performance against agreed objectives for the year just completed, taking into account overall Company performance. All executives are eligible for annual STIAs, after taking into account financial management and attainment of certain corporate objectives and personal objectives. STIAs paid during the current fiscal year are for performance achieved against objectives set for the previous fiscal year. All awards are at the discretion of the Compensation Committee and the Board.

STIAs paid in cash during calendar 2022 are included in the Annual Incentive Plans section of the Summary Compensation Table – Named Executive Officers.

16

Long-Term Incentive Plan

The third component of NEO compensation is the granting of Options to purchase Shares and the granting of PSUs (as defined below) or RSUs (as defined below) under the Current LTIP. The Compensation Committee or the Board may grant Options, PSUs and RSUs, or any combination thereof, on an annual basis to executive officers.

The Current LTIP is intended to help attract and retain employees by providing them with an opportunity to participate in the future success of the Company and to reinforce commitment to long-term growth in Shareholder value. The Board believes that the Current LTIP aligns the interests of the NEOs and the Board with Shareholders by linking a significant component of executive compensation to the longer-term performance of the Company’s Shares.

Performance Graph

The following performance graph shows the total shareholder return over the period from May 25, 2020 (the date the Shares were listed on the TSXV) to December 31, 2022 (expressed in Canadian dollars) for Shares compared to the S&P/ TSX Venture Composite Index. The graph and table below show what a C$100 investment made in Shares and the S&P/TSX Venture Composite Index as of the Company’s listing on the TSXV would be worth at the end of every year and at the end of the period ended December 31, 2022 following the initial investment.

	May 25, 2020	December 31, 2020	December 31, 2021	December 31, 2022
Vox Royalty Corp. (TSXV: VOX)	$100	$100	$116	$105
S&P/TSX Venture Composite Index	$100	$162	$174	$106

The Compensation Committee strives to balance operational performance, financial results and total shareholder return when determining NEO compensation. For the period from May 25, 2020 to December 31, 2022, Vox’s total shareholder return has increased by 5%, which excludes returns delivered through dividends to shareholders and share buybacks, and has performed in line with the S&P/TSX Venture Composite Index, which increased by 6% over the same period. At the same time, from the fiscal year ended December 31, 2020 to the fiscal year ended December 31, 2022, total NEO compensation has gone down by 45% and CEO compensation has decreased by 74%.

17

Summary Compensation Table – Named Executive Officers

The following table sets forth all annual and long-term compensation for services for the NEOs for the three most recently completed fiscal years of the Company.

Name and principal position	Year	Salary ($)(1)	Share-based awards ($)(2)	Option-based awards ($)(3)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual Incentive plans(4)	Long-term incentive plans
Kyle Floyd CEO	2022 2021 2020	405,000 356,667 217,537	175,000 135,000 3,459,946(5)	175,000 135,000 -	250,000 180,000 225,000	- - -	- - -	- - -	1,005,000 806,667 3,902,483
Pascal Attard CFO and Secretary	2022 2021 2020	200,000 151,667 85,185	50,000 35,000 150,000	75,000 35,000 -	60,000 30,000 -	- - -	- - -	- - -	385,000 251,667 235,185
Spencer Cole CIO	2022 2021 2020	270,000 200,000 84,372	75,000 52,500 -	75,000 52,500 -	120,000 100,000 -	- - -	- - -	- - -	540,000 405,000 84,372
Riaan Esterhuizen EVP – Australia	2022 2021 2020	200,000 170,000 84,372	50,000 52,500 -	100,000 52,500 -	75,000 50,000 -	- - -	- - -	- - -	425,000 325,000 84,372

Notes:

(1)	Base salary each NEO earned during the fiscal year.
(2)

Share-based awards, representing RSUs, are calculated using the 5-day volume weighted average share price per the TSXV from December 31, 2021 and the closing foreign exchange rate per Bank of Canada on December 31, 2021.

(3)

The Black-Scholes model is used as the methodology to calculate grant date fair value and relied on the following weighted average assumptions and estimates for 2022 calculations: December 31, 2021 share price of C$3.48, exercise price of C$4.16, expected stock price volatility of 35.0%, risk free interest rate of 1.25%, assumption of annual rate of dividends of 0%, expected five-year Option life and closing foreign exchange rate per Bank of Canada on the date of grant of 1.2678.

(4)	The amounts in this column represent the cash portion of the annual STIAs paid by the Company during the fiscal year noted.
(5)

Mr. Floyd was awarded a one-time RSU grant when the Company completed the qualifying transaction. This award was for the previous six years of service leading the Company to a successful listing on the TSXV.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all Option-Based and share-based awards outstanding at the end of the most recently completed fiscal year (December 31, 2022), including awards granted before the most recently completed fiscal year, to each of the NEOs:

	Option-based Awards				Share-based Awards
Name and Position	Number of securities underlying unexercised Options (#)	Exercise price (C$)(1)	Option expiration date	Value of unexercised in-the-money Options ($)(1)	Number of Shares or units of Shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
Kyle Floyd CEO	306,317	3.25	June 30, 2026	Nil	64,082	150,235	154,679
	240,560	4.16	March 9, 2027	Nil
Pascal Attard CFO and Secretary	79,415	3.25	June 30, 2026	Nil	41,425	96,038	85,066
	103,097	4.16	March 9, 2027	Nil
Spencer Cole CIO	119,123	3.25	June 30, 2026	Nil	27,097	62,821	46,372
	103,097	4.16	March 9, 2027	Nil
Riaan Esterhuizen EVP – Australia	119,123	3.25	June 30, 2026	Nil	20,258	46,966	41,086
	137,463	4.16	March 9, 2027	Nil

Notes:

(1)

“In-the-Money Options” means the excess of the market value of the Shares on December 31, 2022 over the exercise price of the Options. Calculated using the market price for the Company’s Shares on December 30, 2022 of C$3.14 and the closing foreign exchange rate per Bank of Canada on December 30, 2022 of US$1.00=C$1.3544.

(2)	This column reflects RSUs for which the restricted periods have not yet expired (and had not been deferred) as of December 31, 2022 and, as such, these RSUs remain unvested.
(3)	Calculated using the closing price of the Shares on the TSXV on December 30, 2022 of C$3.14 and the closing foreign exchange rate per Bank of Canada on December 30, 2022 of US$1=C$1.3544.

18

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each NEO:

Value Vested or Earned for Incentive Plan Awards During 2022

Name and Position	Option-based awards: Value vested during the year ($)(1)	Share-based awards: Value vested during the year ($)(2)	Non-equity incentive plan compensation: Value earned during the year ($)(3)
Kyle Floyd CEO	Nil	112,731	250,000
Pascal Attard CFO	Nil	88,412	60,000
Spencer Cole CIO	Nil	45,298	120,000
Riaan Esterhuizen EVP – Australia	Nil	40,068	75,000

Notes:

(1)

This amount is the dollar value that would have been realized if the Options had been exercised on the vesting date(s). Calculated using the closing price of the Shares on the TSXV on June 1, 2022, June 30, 2022, September 9, 2022 and December 31, 2022 of C3.15, C$2.81, C$2.99 and C$3.14, respectively, being the dates on which Options vested during the year ended December 31, 2022 and subtracting the exercise price of the in-the-money Options. These Options have not been, and may never be, exercised and actual gains, if any, on exercise, will depend on the value of the Shares on the date of exercise.

(2)	Represents the number of Shares vested multiplied by the closing price on the date of vesting converted to $ using the closing foreign exchange rate per Bank of Canada on the date of vesting.
(3)	See details under the heading “Short-Term Incentive Plan” and the disclosure regarding performance scores.

Pension Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at or in connection with retirement.

DIRECTOR COMPENSATION

The Compensation Committee is responsible for making recommendations as to director compensation for the Board’s consideration and ultimate approval. The compensation package for directors is intended to provide a competitive level of remuneration reflective of the responsibilities, accountability, and time commitments of the Board members. Directors are reimbursed for expenses incurred for attending Board meetings. Executive officers of the Company do not receive any additional compensation for services rendered in such capacity other than as paid by the Company to such executive officers in their capacity as executive officers. There is no formal policy for the granting of Options, RSU or PSUs to directors. Equity compensation may be granted from time to time upon the recommendation of the Compensation Committee.

19

Director Fee Structure

For the fiscal year ended December 31, 2022, the non-executive directors received the following compensation:

Component	Amount(1)
Retainer	$100,000
Committee Chair Retainer	$7,500
(1)	Compensation for 2022 satisfied by the grant of RSUs.

Committee Membership

The following table sets forth the current committee members and chairs:

Name	Audit Committee	Environmental, Social, Governance and Nominating Committee (the “ESGN Committee”)	Investment Committee	Compensation Committee
Kyle Floyd	-	√	√	-
Rob Sckalor(1)	√	√	√	√
Alastair W. McIntyre(2)	√	√	√	√
Andrew Kaip	-	-	-	-
Donovan Pollitt(3)	√	√	√	√
Pascal Attard	-	-	-	-

Notes:

(1)	Chair of the Audit Committee and Compensation Committee.
(2)	Chair of the Investment Committee.
(3)	Chair of ESGN Committee.

Director Compensation Table

Set out below discloses the particulars of the compensation provided to the non-executive directors for the fiscal year ended December 31, 2022:

Name	Fees earned ($)	Option-based awards ($)	Share-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rob Sckalor	-	-	115,000	-	-	-	115,000
Alastair W. McIntyre	-	-	100,000	-	-	-	100,000
Andrew Kaip	-	-	107,500	-	-	-	107,500

Note:

(1)

Share-based awards, representing RSUs, are calculated using the 5-day volume weighted average share price per the TSXV from December 31, 2021 and the closing foreign exchange rate per Bank of Canada on December 31, 2021.

Director Incentive Plan Awards

A component of the director compensation is equity-based with the award of Options, RSUs and PSUs under the Current LTIP. The Board, at its discretion and upon the recommendation of the Compensation Committee, may grant Options, RSUs and PSUs, or any combination thereof, on an annual basis to directors.

20

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards granted to directors of the Company which are outstanding at the end of the most recently completed fiscal year:

Outstanding Option-Based Awards and Share-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)(1)	Number of Shares or units of Shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
Rob Sckalor	-	-	-	-	45,169	104,718	-
Alastair W. McIntyre	-	-	-	-	39,453	91,467	49,182
Andrew Kaip	-	-	-	-	48,761	113,046	66,005

Notes:

(1)

“In-the-Money Options” means the excess of the market value of the Shares on December 31, 2022 over the exercise price of the Options. Calculated using the market price for the Company’s Shares on December 30, 2022 of C$3.14 and the closing foreign exchange rate per Bank of Canada on December 30, 2022 of US$1.00=C$1.3544.

(2)	This column reflects RSUs for which the restricted periods have not yet expired (and had not been deferred) as of December 31, 2022 and, as such, these RSUs remain unvested.
(3)	Calculated using the closing price of the Shares on the TSXV on December 30, 2022 of C$3.14 and the closing foreign exchange rate per Bank of Canada on December 30, 2022 of US$1=C$1.3544.

Value Vested or Earned During 2022

The following table sets forth details of the value vested or earned for all incentive plan awards during 2022:

Value Vested or Earned for Incentive Plan Awards During 2022

Name	Option-based awards: Value vested during the year ($)(1)	Share-based awards: Value vested during the year ($)(2)	Non-equity incentive plan compensation: Value earned during the year ($)(3)
Rob Sckalor	-	65,067	-
Alastair W. McIntyre	-	57,106	-
Andrew Kaip	-	80,385	-

Notes:

(1)

This amount is the dollar value that would have been realized if the Options had been exercised on the vesting date(s). Calculated using the closing price of the Shares on the TSXV on February 18, 2022 and September 9, 2022 of C$3.81and C$2.99, respectively, being the dates on which Options vested during the year ended December 31, 2022 and subtracting the exercise price of the in-the-money Options. These Options have not been, and may never be, exercised and actual gains, if any, on exercise, will depend on the value of the Shares on the date of exercise.

(2)	Represents the number of Shares vested multiplied by the closing price on the date of vesting converted to $ using the closing foreign exchange rate per Bank of Canada on the date of vesting.
(3)	See details under the heading “Short-Term Incentive Plan” and the disclosure regarding performance scores.

21

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans as of the end of the most recently completed fiscal year:

Plan Category	Number of securities to be issued upon exercise of outstanding Options and grant of RSUs	Weighted-average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plan
Equity compensation plans approved by the securityholders	2,219,028	C$3.71	1,970,577
Equity compensation plans not approved by the securityholders	-	-	-
Total	2,219,028	C$3.71	1,970,577

SUMMARY OF MATERIAL TERMS OF SECURITY-BASED COMPENSATION PLANS

Long Term Incentive Plan

The Current LTIP facilitates the granting of “Awards” representing the right to receive one Share (and in the case of restricted share units (“RSUs”), one Share, the cash equivalent of one Share, or a combination thereof) in accordance with the terms of the Current LTIP. The following discussion is qualified in its entirety by the text of the Current LTIP.

Under the terms of the Current LTIP, the Board, or when authorized by the Board, a committee of the Company, had the authority to grant Awards to eligible participants. The Board does not intend to make any further grants under the Current LTIP following the adoption of the OLTIP. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, except upon the death of the participant.

The Current LTIP provides appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change to the Shares, consolidation, distribution, merger or amalgamation, in the Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the Current LTIP. In the event that a participant receives Shares in satisfaction of an Award during a black-out period, such participant shall not be entitled to sell or otherwise dispose of such Shares until such black-out period has expired.

Unless the Board determines otherwise, the Current LTIP provides that Options will vest as to 1/2 following the first anniversary of the date of such grant, and 1/2 following the second anniversary of the date of such grant. The exercise price of any Option will be fixed by the Board when such Option is granted, but shall be no less than the three-day volume weighted average trading price of the Shares on the TSXV on the day prior to the date of grant (the “Market Value”). An Option shall be exercisable during a period established by the Board, which shall commence on the date of the grant and shall terminate no later than ten years after the date of granting the Option, or such shorter period of time as the Board may determine. The Current LTIP will provide that the exercise period shall automatically be extended if the date on which such Option is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days following the last day of the blackout-period.

With respect to RSUs, unless otherwise approved by the Board and except as otherwise provided in a participant’s grant agreement or any other provision of the Current LTIP, RSUs will vest as to 1/3 each on the first, second and third anniversary date of their grant. With respect to performance share units (“PSUs”), unless otherwise approved by the Board and except as otherwise provided in a participant’s grant agreement or any other provision of the Current LTIP, PSUs will vest subject to performance and time vesting.

22

The following table describes the impact of certain events upon the rights of holders of Awards under the Current LTIP, including termination for cause, resignation, termination other than for cause, retirement and death, subject to the terms of a participant’s employment agreement:

Event Provisions	Provisions
Termination for Cause	Immediate forfeiture of all vested and unvested Awards.
Resignation

Forfeiture of all unvested Awards and the earlier of the original expiry date and 90 days after resignation to exercise vested Awards or such longer period as the Board may determine in its sole discretion (provided that such Awards expire no later than one year from the effective date of the resignation).

Termination other than for cause

Subject to the terms of the grant or as determined by the Board, upon a participant’s termination without cause, the number of Awards that may vest is subject to pro-ration over the applicable performance or vesting period.

Retirement

Upon the retirement of a participant’s employment with the Company, any unvested Awards held by the participant as of the retirement date will continue to vest in accordance with its vesting schedule, and all vested Awards held by the participant at the retirement date may be exercised until the earlier of the expiry date of the Awards or one year following the retirement date; provided that, if the participant breaches any post-employment restrictive covenants in favour of the Company (including non-competition or non-solicitation covenants), then any Awards held by such participant, whether vested or unvested, will immediately expire and the participant shall pay to the Company any “in-the-money” amounts realized upon exercise of the Options following the retirement date.

Death	All unvested Awards will vest and may be exercised within 180 days after death.

In connection with a change of control of the Company, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity; provided that the Board may accelerate the vesting of Awards if: (i) the required steps to cause the conversion or exchange or replacement of Awards are impossible or impracticable to take or are not being taken by the parties required to take such steps (other than the Company); or (ii) the Company has entered into an agreement which, if completed, would result in a change of control and the counterparty or counterparties to such agreement require that all outstanding Awards be exercised immediately before the effective time of such transaction or terminated on or after the effective time of such transaction. If a participant is terminated without cause or resigns for cause during the 12-month period following a change of control, or after the Company has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards will immediately vest and may be exercised within 30 days of such date.

The Board may, in its sole discretion, suspend or terminate the Current LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the Current LTIP or of any Award granted under the Current LTIP and any grant agreement relating thereto, subject to any required regulatory and TSXV approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the Current LTIP or as required by applicable laws.

Omnibus Long Term Incentive Plan

As discussed above under the heading “Approval of Long-Term Incentive Plan”, at the Meeting, Shareholders are being asked to approve the OLTIP that is attached hereto as Schedule “B”.

The OLTIP facilitates the granting of “Awards” representing the right to receive one Share (and in the case of RSUs, one Share, the cash equivalent of one Share, or a combination thereof) in accordance with the terms of the OLTIP. The following discussion is qualified in its entirety by the text of the OLTIP, attached hereto as Schedule “B”.

23

Under the terms of the OLTIP, the Board, or if authorized by the Board, a committee of the Company, may grant Awards to eligible participants. Eligible participants under the OLTIP are directors, officers, senior executives, consultants, management company employees and other employees of the Company or a subsidiary of the Company, providing ongoing services to the Company and its affiliates. Awards may be granted at any time and from time to time in order to (i) increase participants’ interest in the Company’s welfare; (ii) provide incentives for participants to continue their services; (iii) reward participants for their performance of services; and (iv) provide a means through which the Company may attract and retain people to enter its employment. Participation in the OLTIP is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, except upon the death of the participant.

The OLTIP will provide that appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change to the Shares, consolidation, distribution, merger or amalgamation, in the Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the OLTIP. In the event that a participant receives Shares in satisfaction of an Award during a black-out period, such participant shall not be entitled to sell or otherwise dispose of such Shares until such black-out period has expired.

The maximum number of Shares reserved for issuance under the OLTIP (along with any other share-based compensation arrangement) shall not exceed ten (10%) percent of the Company’s issued and outstanding Shares. The maximum number of Shares reserved for issuance under the OLTIP to non-executive directors is 1% of the aggregate number of Shares issued and outstanding from time to time. The aggregate number of Shares (i) issued to insiders under the OLTIP or any other proposed or established share-based compensation arrangement within any one-year period; and (ii) issuable to insiders at any time under the OLTIP or any other proposed or established share-based compensation arrangement, shall in each case not exceed ten (10%) of the aggregate number of issued and outstanding Shares from time to time.

In addition, at all times when the Company is listed on the TSXV: (i) the total number of Shares which may be reserved for issuance to any one eligible participant under the OLTIP together with all of the Company’s other previously established or proposed share-based compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date (on a non-diluted basis); (ii) the aggregate number of Awards which may be granted to any one eligible participant under the OLTIP in any 12-month period must not exceed 5% of the issued and outstanding Shares calculated on the grant date (on a non-diluted basis); (iii) the aggregate number of Awards to any one eligible participant that is a consultant of the Company in any 12-month period must not exceed 2% of the issued Shares calculated at the first such grant date; (iv) the aggregate number of Options to all persons retained to provide investor relations activities must not exceed 2% of the issued Shares in any 12-month period calculated at the first such grant date (and including any eligible participant that performs investor relations activities and/or whose role or duties primarily consist of investor relations activities); (v) Options granted to any person retained to provide investor relations activities must vest in a period of not less than 12 months from the date of grant of the Award; and (vi) the aggregate number of Shares issuable to all eligible participants under the plan shall not exceed ten (10%) percent of the Company’s issued and outstanding Shares.

Unless the Board determines otherwise, the OLTIP provides that Options will vest as to 1/2 following the first anniversary of the date of such grant, and 1/2 following the second anniversary of the date of such grant. The exercise price of any Option will be fixed by the Board when such Option is granted, but shall be no less than the three-day volume weighted average trading price of the Shares on the TSXV on the day prior to the date of grant (the “Market Value”). An Option shall be exercisable during a period established by the Board, which shall commence on the date of the grant and shall terminate no later than ten years after the date of granting the Option, or such shorter period of time as the Board may determine. The OLTIP will provide that the exercise period shall automatically be extended if the date on which such Option is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days following the last day of the blackout-period.

With respect to RSUs, unless otherwise approved by the Board and except as otherwise provided in a participant’s grant agreement or any other provision of the OLTIP, RSUs will vest as to 1/3 each on the first, second and third anniversary date of their grant. With respect to PSUs, unless otherwise approved by the Board and except as otherwise provided in a participant’s grant agreement or any other provision of the OLTIP, PSUs will vest subject to performance and time vesting.

24

The following table describes the impact of certain events upon the rights of holders of Awards under the OLTIP, including termination for cause, resignation, termination other than for cause, retirement and death, subject to the terms of a participant’s employment agreement:

Event Provisions	Provisions
Termination for Cause	Immediate forfeiture of all vested and unvested Awards.
Resignation

Forfeiture of all unvested Awards and the earlier of the original expiry date and 90 days after resignation to exercise vested Awards or such longer period as the Board may determine in its sole discretion (provided that such Awards expire no later than one year from the effective date of the resignation).

Termination other than for cause

Subject to the terms of the grant or as determined by the Board, upon a participant’s termination without cause, the number of Awards that may vest is subject to pro-ration over the applicable performance or vesting period.

Retirement

Upon the retirement of a participant’s employment with the Company, any unvested Awards held by the participant as of the retirement date will continue to vest in accordance with its vesting schedule, and all vested Awards held by the participant at the retirement date may be exercised until the earlier of the expiry date of the Awards or one year following the retirement date; provided that, if the participant breaches any post-employment restrictive covenants in favour of the Company (including non-competition or non-solicitation covenants), then any Awards held by such participant, whether vested or unvested, will immediately expire and the participant shall pay to the Company any “in-the-money” amounts realized upon exercise of the Options following the retirement date.

Death	All unvested Awards will vest and may be exercised within 180 days after death.

In connection with a change of control of the Company, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity; provided that the Board may accelerate the vesting of Awards if: (i) the required steps to cause the conversion or exchange or replacement of Awards are impossible or impracticable to take or are not being taken by the parties required to take such steps (other than the Company); or (ii) the Company has entered into an agreement which, if completed, would result in a change of control and the counterparty or counterparties to such agreement require that all outstanding Awards be exercised immediately before the effective time of such transaction or terminated on or after the effective time of such transaction. If a participant is terminated without cause or resigns for good reason during the 12-month period following a change of control, or after the Company has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards will immediately vest and may be exercised within 30 days of such date.

The Board may, in its sole discretion, suspend or terminate the OLTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the OLTIP or of any Award granted under the OLTIP and any grant agreement relating thereto, subject to any required regulatory and TSXV approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the OLTIP or as required by applicable laws.

25

The Board may amend the OLTIP or any Award at any time without the consent of a participant; provided that such amendment shall (i) not adversely alter or impair any Award previously granted, except as permitted by the terms of the OLTIP; (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSXV; and (iii) be subject to Shareholder approval, where required by law, the requirements of The Nasdaq Stock Market LLC (“Nasdaq”), the TSXV or the OLTIP; provided, however, that Shareholder approval shall not be required for the following amendments and the Board may make any changes, which may include but are not limited to:

•	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, inconsistency, defective provision, error or omission in the OLTIP;
•

changes that alter, extend or accelerate the terms of exercise, vesting or settlement applicable to any Award (subject to TSXV prior approval if in respect of Options granted to persons who provide investor relations activities);

•	a change to the eligible participants, except any material expansion of the class of eligible participants, or assignability provisions under the OLTIP,
•	any amendment regarding the effect of termination of a participant’s employment or engagement;
•	any amendment to add or amend provisions relating to the granting of cash-settled Awards, provision of financial assistance or clawbacks;
•	any amendment regarding the administration of the OLTIP;
•	any amendment necessary to comply with applicable law or the requirements of the TSXV or any other regulatory body; and
•	any other amendment that does not require the approval of the Shareholders,

provided that the alteration, amendment or variance does not:

•	increase the maximum number of Shares issuable under the OLTIP, other than pursuant to the adjustment provisions;
•	reduce the exercise price of any Award held by an insider of the Company other than pursuant to the adjustment provisions;
•

materially increase in benefits to participants, including any material change to: (i) permit a repricing (or decrease in exercise price) of outstanding Options, (ii) reduce the price at which Shares or Options to purchase shares may be offered, or (iii) extend the duration of the OLTIP;

•	expand the types of Awards provided under the OLTIP;
•	introduce non-employee directors as eligible participants on a discretionary basis or increases the existing limits imposed on non-employee director participation;
•	remove or exceed the insider participation limit; or
•	amend the amendment provisions of the OLTIP.

No such amendment to the OLTIP shall cause the OLTIP in respect of RSUs to cease to be a plan described in section 7 of the Income Tax Act (Canada) or any successor to such provision.

Termination and Change of Control Benefits

Pursuant to an employment agreement dated May 12, 2020 (as amended) with the CEO and Chairman, Mr. Kyle Floyd upon being terminated without cause, Mr. Floyd will be entitled to receive all accrued but unpaid compensation, all compensation previously deferred by the employee (together with any interest payable thereon), any reimbursable expenses incurred by the employee and any other required compensation payable pursuant to applicable law (the “Floyd Earned Amount”) in addition to severance pay equal to 12 months of Mr. Floyd’s base monthly salary, plus pension and health/dental/life/disability insurance, any pro-rated discretionary bonus that Mr. Floyd would be entitled to during that fiscal year and any vested but unexercised Options or share units. The vested but unexercised Options or share units will expire on the earlier of 90 days after the termination or on the expiry date of such Options or share units. Any outstanding equity compensation that would have vested over the 12-month notice period required pursuant to the termination without cause will automatically vest. This accelerated vesting includes any performance milestone‑based equity compensation. In the event of termination with cause, the company will pay the employee the Floyd Earned Amount and payment in lieu of any minimum statutory notice period. All unexercised vested or unvested Options or share units will terminate on the termination date. In the event of termination by the employee, the Company will pay the employee the Floyd Earned Amount, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year, the employee’s regular base monthly salary plus pension and health/dental/life/disability insurance during the 3-month notice period and any vested but unexercised Options or share units. The vested but unexercised Options or share units will expire on the earlier of 90 days after the termination or on the expiry date of such Options or share units. In the event of termination as a result of death, the company will pay the Floyd Earned Amount, any pro-rated, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year, severance pay equal to 12 months of the employee’s base salary, any life insurance payment directed to the company on behalf of the employee or his beneficiaries. In addition, all unvested Options or share units will immediately vest. All unexercised Options or share units will expire on the earlier of 180 days after the death or the expiry date of such Options or share units. Where there is a change of control of the Company and the employment of Mr. Floyd is terminated in connection therewith or he resigns for good reason within 12 months of the change of control, Mr. Floyd will be entitled to 2 years of base salary at the time of termination, 200% of the value of his average discretionary bonus awards received for the prior two fiscal years, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year (based on the average bonus received in the prior two fiscal years), and 12 months of pension and health/dental/life/disability insurance benefits. All Current LTIP and OLTIP awards shall vest immediately prior to the change of control event.

26

Pursuant to an employment agreement dated June 1, 2020 (as amended) between the Company and Mr. Pascal Attard, upon being terminated without cause, Mr. Attard will be entitled to receive all accrued but unpaid compensation, all compensation previously deferred by the employee (together with any interest payable thereon), any reimbursable expenses incurred by the employee and any other required compensation payable pursuant to applicable law (the “Attard Earned Amount”) in addition to severance pay equal to six months of Mr. Attard’s base monthly salary, plus pension and health/dental/life/disability insurance, any pro-rated discretionary bonus that Mr. Attard would be entitled to during that fiscal year and any vested but unexercised Options or share units. The vested but unexercised Options or share units will expire on the earlier of 90 days after the termination or on the expiry date of such Options or share units. In the event of termination with cause, the Company will pay the employee the Attard Earned Amount and payment in lieu of any minimum statutory notice period. All unexercised vested or unvested Options or share units will terminate on the termination date. In the event of termination by the employee, the Company will pay the employee the Attard Earned Amount, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year, the employee’s regular base monthly salary plus pension and health/dental/life/disability insurance during the 3-month notice period and any vested but unexercised Options or share units. The vested but unexercised Options or share units will expire on the earlier of 90 days after the termination or on the expiry date of such Options or share units. In the event of termination as a result of death, the company will pay the Attard Earned Amount, any life insurance payment directed to the company on behalf of the employee or his beneficiaries. In addition, all unvested Options or share units will immediately vest. All unexercised Options or share units will expire on the earlier of 180 days after the death or the expiry date of such Options or share units. Where there is a change of control of the Company and the employment of Mr. Attard is terminated in connection therewith or he resigns for good reason within 12 months of the change of control, Mr. Attard will be entitled to 1.5 years of base salary at the time of termination, 150% of the value of his average discretionary bonus awards received for the prior two fiscal years, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year (based on the average bonus received in the prior two fiscal years), and 12 months of pension and health/dental/life/disability insurance benefits. All Current LTIP and OLTIP awards shall vest immediately prior to the change of control event.

Pursuant to an employment agreement dated March 27, 2020 (as amended) between the Company and Mr. Spencer Cole, upon Mr. Cole being terminated without cause, Mr. Cole will be entitled to receive all accrued but unpaid compensation, all compensation previously deferred by the employee (together with any interest payable thereon, any reimbursable expenses incurred by the employee and any other required compensation payable pursuant to applicable law (the “Cole Earned Amount”)) in addition to severance pay equal to three months of Mr. Cole’s base monthly salary, plus pension and health insurance. In the event of termination by the employee, termination with cause and death, the Company will pay the employee the Cole Earned Amount. Where there is a change of control of the Company and the employment of Mr. Cole is terminated in connection therewith or he resigns for good reason within 12 months of the change of control, Mr. Cole will be entitled to 1.5 years of base salary at the time of termination, 150% of the value of his average discretionary bonus awards received for the prior two fiscal years, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year (based on the average bonus received in the prior two fiscal years), and 12 months of pension and health/dental/life/disability insurance benefits. All Current LTIP and OLTIP awards shall vest immediately prior to the change of control event.

Pursuant to an employment agreement dated March 27, 2020 (as amended) between the Company and Mr. Riaan Esterhuizen, upon Mr. Esterhuizen being terminated without cause, Mr. Esterhuizen will be entitled to receive all accrued but unpaid compensation, all compensation previously deferred by the employee (together with any interest payable thereon, any reimbursable expenses incurred by the Employee and any other required compensation payable pursuant to applicable law (the “Esterhuizen Earned Amount”)) in addition to severance pay equal to three months of Mr. Esterhuizen’s base monthly salary, plus pension and health insurance. In the event of termination by the employee, termination with cause and death, the Company will pay the employee the Esterhuizen Earned Amount. Where there is a change of control of the Company and the employment of Mr. Esterhuizen is terminated in connection therewith or he resigns for good reason within 12 months of the change of control, Mr. Esterhuizen will be entitled to one year of base salary at the time of termination, 100% of the value of his average discretionary bonus awards received for the prior two fiscal years, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year (based on the average bonus received in the prior two fiscal years), and 12 months of pension and health/dental/life/disability insurance benefits. All Current LTIP and OLTIP awards shall vest immediately prior to the change of control event.

27

REPORT ON CORPORATE GOVERNANCE

NI 58-101 requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive but have been used by the Company in adopting its corporate governance practices. The Board and management of Vox consider good corporate governance to be an integral part of the effective and efficient operation of publicly-listed corporations. Vox’s approach to corporate governance is set forth below.

Board of Directors Mandate

The Board has adopted a Board of Directors Mandate which is available on the Company’s website at https://www.voxroyalty.com/ and is attached to this Circular as Schedule “A”.

Director Independence

Four of the six current members of the Board, and three of the five directors that have been nominated for election at the Meeting, are considered “independent” within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”) and the corporate governance requirements of the Nasdaq (the “Nasdaq Rules”). The two non-independent directors are Kyle Floyd, CEO of the Company, and Pascal Attard, CFO of the Company. Generally, at the end of each regularly scheduled Audit Committee meeting, the directors hold an in-camera session without management present.

The Board does not have a Chairman independent of management. Kyle Floyd, the Chairman of the Board, is also the Company’s CEO. The Board believes that this structure best reflects the entrepreneurial leadership of the Company. The Board is satisfied that the autonomy of the Board and its ability to function independently of management are protected through measures such as the Audit Committee, which is composed of all independent directors, and the Compensation Committee and the ESGN Committee being composed of majority independent directors.

Other Directorships

For details regarding directorships a director of the Company holds with any other reporting issuer (or the equivalent in a foreign jurisdiction), see the disclosure under the heading “Particulars of Matters to be Acted Upon – Election of Directors” in this Circular.

As some of the directors of the Company also serve as directors and officers of other companies engaged in similar business activities, the Board must comply with the relevant securities regulatory instruments in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director would be required to declare the nature and extent of his or her interest and would not be entitled to vote at meetings of directors which evoke any such conflict.

Meeting Attendance

The following table summarizes for each of the directors the number of Board and Board committee meetings they attended for the fiscal year ended December 31, 2022.

Director	Board Meetings	Audit Committee Meetings	ESGN Committee Meetings(3)	Investment Committee Meetings	Compensation Committee Meetings
Kyle Floyd	12/12	-	N/A	5/5	1/1
Rob Sckalor(1)	12/12	4/4	N/A	5/5	1/1
Alastair McIntyre	12/12	4/4	-	4/5	-
Andrew Kaip(2)	11/12	4/4	N/A	4/5	1/1
Pascal Attard	12/12	-	-	-	-

Notes:

(1)	Chair of the Audit Committee, the Compensation Committee and the ESGN Committee for the fiscal year ended December 31, 2022.
(2)	Chair of the Investment Committee for the fiscal year ended December 31, 2022.
(3)	The ESGN Committee was established during the fiscal year ended December 31, 2022 in connection with the Company’s Nasdaq listing in Q4 2022.

28

Director Skills and Experience

The Board and the ESGN Committee review the experience, qualifications, and skills of our directors each year to ensure that the composition of the Board and committees and the competencies and skills of the members are in line with the evolving needs of the Company. The Board maintains a skills matrix to identify and evaluate the competencies and skills of the members based on the individual experience and background of each director. The skills matrix is reviewed and updated each year based on self-assessment by each director whereby each director is asked to rate their experience and background in a variety of key subject areas. This data is compiled into a matrix representing the broad skills of the current directors. This matrix is maintained to identify areas for strengthening the Board, if any, and address them through the recruitment of new members.

The following skills matrix outlines the experience and background of, but not necessarily the technical expertise of, the current individual directors based on information provided by such individuals:

	Board Skill Matrix, Profile and Committee Membership	Kyle Floyd	Rob Sckalor	Alastair McIntyre	Andrew Kaip	Donovan Pollitt	Pascal Attard
Experience and Skills	Financial Literacy/Accounting	Ö	Ö	Ö	Ö	Ö	Ö
	Business Development & Marketing	Ö	Ö	Ö	Ö	Ö	Ö
	Corporate Governance	Ö	Ö	Ö	Ö	Ö	Ö
	ESG & Reputation	Ö	Ö	Ö	Ö	Ö	Ö
	Finance & Capital Markets	Ö	Ö	Ö	Ö	Ö	Ö
	HR & Compensation	Ö	Ö	Ö	Ö	Ö	Ö
	Mergers & Acquisitions	Ö	Ö	Ö	Ö	Ö	Ö
	Mining & Industry Experience	Ö	Ö	Ö	Ö	Ö	Ö
	Public Company Boards	Ö	Ö	Ö	Ö	Ö	Ö
	Public Company Senior Management	Ö	-	Ö	Ö	Ö	Ö
	International Markets	Ö	Ö	Ö	Ö	Ö	Ö
	Risk Management	Ö	Ö	Ö	Ö	Ö	Ö
Composition	Independence	CEO	Ö	Ö	Ö	Ö	CFO
	Board Tenure	3	3	3	2	>1	3
	Age	36	61	61	55	43	39
	Gender	M	M	M	M	M	M

29

Orientation and Continuing Education

The Board’s practice is to recruit for the Board only persons with extensive experience in the mining and mining exploration business and/or in public company matters. The ESGN Committee, in conjunction with the CEO, are responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.

The Company performs many activities to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors. Management of the Company takes steps to ensure that its directors are continually updated as to the latest corporate and securities law developments which may affect the directors as a whole. Management assists directors by providing them with regular updates on relevant developments and other information that management considers to be of interest to the Board.

Position Descriptions

The Company has not formally developed a position description for the CEO, Chairman of the Board or the Chair of each Board committee. The Board is satisfied that each of the CEO, Chairman of the Board or the Chair of each Board committee are fully aware of their responsibilities and those matters which are within their mandates. Members of the Board meet regularly with the CEO to discuss the activities of the Company, the direction of the Company and role and responsibilities of the CEO. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives according to the highest ethical standards. The Board adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees, consultants and suppliers. A copy of the Code is available on the Company’s website at www.voxroyalty.com.

The Board monitors compliance with the Code and management provides regular updates to the Board regarding issues, if any, arising under the Code and the Company’s corporate governance policies. The ESGN Committee reviews the adequacy of the Code on an annual basis.

Under the Business Corporation Act (Ontario) (the “OBCA”), to which the Company is subject, a director or officer of the Company must disclose to the Company, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Subject to limited exceptions set out in the OBCA, the director cannot vote on any resolution to approve the contract or transaction and must recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

Whistleblower Policy

Under the Company’s Whistleblower Policy (the “Whistleblower Policy”), employees are required to report complaints or concerns including any violations under the Code, questionable accounting, internal accounting controls and auditing matters, potential or actual non-compliance with applicable legal and regulatory requirements, retaliation against employees who previously made a report, a matter likely to receive media or public attention, a matter than involved a significant threat to the health and safety of employees, a matter or a matter that may be judged to be significant or sensitive for other reasons. Any person making a report to the confidential designee under the Whistleblower Policy, who is an individual that is selected by the Audit Committee, currently the general counsel of the Company (the “Confidential Designee”). The Confidential Designee is responsible for assessing and evaluating reports and for conducting investigations. In determining the extent to which the Confidential Designee should investigate a report he or she will consider, among other factors, (i) who is the alleged wrongdoer, (ii) what is the nature of the wrongdoing, (iii) how serious is the alleged wrongdoing and (iv) how credible is the allegation of wrongdoing. All directors, officers, employees, consultants and agents of the Company have an obligation to cooperate and company with any review or investigation initiated by the Confidential Designee pursuant to the Whistleblower Policy.

30

At the conclusion of any review, assessment, investigation or evaluation of a report that the Confidential Designee has determined was made in good faith and related to a reportable matter that did occur or was about to occur, the Audit Committee will determine by majority vote (subject to reasonable adjustment for any conflicts relating to a member of the Audit Committee), such as what, if any, remedial action is appropriate. The Audit Committee will promptly inform the Board of such proposed remedial action in a written letter. If a report involves a complaint against the Audit Committee, the Audit Committee will retain independent advisors to provide the Board with their views on the appropriate remedial action.

A copy of the Company’s Whistleblower Policy is available on the Company’s website at www.voxroyalty.com.

Investment Committee

The Board’s Investment Committee (the “Investment Committee”) is responsible for: reviewing those proposed investment opportunities either identified by or formally submitted to the Investment Committee for consideration to ensure investment opportunities, meet the investment criteria established by the Board; assisting and advising on the terms of any investment; reviewing and recommending funding for investment opportunities; overseeing legal, technical and “know your client” due diligence on investment opportunities; identifying and managing potential conflicts of interest; making recommendations to the Board; and reviewing the performance and outlook of the Company’s portfolio of assets.

Nomination of Directors

In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the ESGN Committee. In the event of a vacancy, the ESGN Committee is responsible for recommending a person to the Board for appointment as a director. However, the Board may direct the ESGN Committee to give consideration to other nominations or may propose, appoint, elect or nominate any person to fill any vacancy on the Board.

The Board has appointed the ESGN Committee, which is currently comprised of Donovan Pollitt (Chair), Rob Sckalor, Alastair McIntyre and Kyle Floyd, the majority of whom are independent directors within the meaning of NI 58-101.

The mandate of the ESGN Committee sets out that with respect to nomination and governance related matters the committee shall make such rules and regulations as may be necessary to carry out its responsibilities, which will include the following: (i) helping the Board to create and maintain an appropriate committee structure; (ii) assessing the skills, experience, and backgrounds necessary to effectively staff the Board and its committees; (iii) overseeing the development and updating of governance and ethics policies for the Company; (iv) providing oversight with respect to the Company’s policies and programs for environmental, social, governance and sustainability matters; (v) leading the Board in periodic assessments of the operation of the Board and its committees and the contributions of the members; and (vi) overseeing the development and monitoring of the implementation of corporate governance policies.

The Board believes that the fact that 75% of its members are independent directors is sufficient to ensure an objective nomination process in respect of the election of directors.

As part of the ESGN Committee’s 2023 review of corporate governance matters, the ESGN Committee intends to consider the adoption of a diversity policy.

Copies of the ESGN Committee Charter and Compensation Committee Charter are available on the Company’s website at www.voxroyalty.com.

31

Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted a term limit for directors. The Board believes that the imposition of term limits on a director implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members as a result of an arbitrary determination. The notional objective of term limits is to encourage board turnover, introduce new perspectives and retain independence. The Company has achieved a satisfactory turnover of directors over its history, and the Board believes that it can strike the right balance between continuity and fresh perspectives without mandated term limits.

Policies Regarding Representation of Women

The Company does not have a formal policy with respect to the representation of women on the Board. The Board is mindful of the benefit of diversity on the Board and regards involvement of women and their experience and input as constructive to the Board’s decision-making process. Establishing and implementing a policy regarding female representation on the Board will be an element that the Company will take into consideration going forward. As at the date hereof and during the year ended December 31, 2022, none of the Board members are or were women. The Board is committed to increasing that level as board turnover occurs from time to time taking into account the skills, background, experience and knowledge desired at a particular time by the Board and its committees.

In general, the Board aspires to continuously improving the diversity of the Board and the Company’s management team. While the Board has not adopted any formal diversity policies and makes executive officer appointment decisions based on merit, the Board believes that diversity (including, but not limited to, gender) is important to ensure that the profiles of directors and members of the Company’s executive management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The Company believes that diversity is an important attribute of a well-functioning Board and an efficient team of executive officers. The Company recognizes that gender diversity is a significant aspect of diversity and believes women play an important leadership role in executing on the Company’s strategy, and this belief forms an important part of the focus of management in the appointment and recruitment of officers and the Board in the search and selection of nominee directors.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Board will have the responsibility to take gender into consideration as part of its overall recruitment and selection process in respect of the Board. Accordingly, when searching for new directors, the Board will consider the level of women representation on the Board and, where appropriate, will recruit qualified women candidates as part of the Company’s overall recruitment and selection process to fill Board positions, as the need arises, through vacancies, growth or otherwise.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Company will consider and be sensitive to the representation of women when making executive officer appointments. However, considering the relatively small number of positions in question, the Company refrains from setting targets for the representation of women among its executive officers. It is important that each individual appointed as an executive officer be considered on the individual’s merits and on the needs of the Company at the relevant time. Targets based on specific criteria could limit the Company’s ability to appoint the individual who is the best qualified for the position. As of December 31, 2022, there were no women occupying an executive officer position with the Company. The Company remains committed to monitoring the gender diversity of its executive officers going forward.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has not adopted a measurable objective for achieving gender diversity on the Board or in executive officer positions. The Company will consider establishing measurable objectives and targets as it further develops.

32

AUDIT COMMITTEE

The Audit Committee assists the Board in fulfilling its oversight responsibilities as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditors’ qualifications and independence. In this regard, the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls over financial reporting. The Audit Committee also assists the Board with the oversight of financial strategies and risk management.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board.

The current members of the Audit Committee are: Rob Sckalor (Chair), Alastair McIntyre and Donovan Pollitt. In addition to all of the Audit Committee members being independent directors as described above, each member of the Company’s Audit Committee is considered “independent” and “financially literate” pursuant to NI 52-110. In addition, each member of the Audit Committee satisfies the Nasdaq Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Each Audit Committee member meets the requirement of financial literacy as prescribed by the appropriate regulatory bodies. Specifically, at least one member of the Audit Committee shall be an “audit committee financial expert,” as defined by SEC rules and meet any Nasdaq requirement for finance, accounting or comparable experience or background. Rob Sckalor is the Company’s audit committee financial expert.

Further disclosure concerning the Company’s Audit Committee, as required pursuant to section 5.1 of NI 52-110 can be found under the heading “Audit Committee” in its most recent AIF, which is available under the Company’s profile at www.sedar.com.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, no individual who is an executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company or any of its subsidiaries pursuant to the purchase of securities or otherwise.

No individual who is, or at any time during the fiscal year ended December 31, 2022, was a director or executive officer of the Company, a proposed management nominee for election as a director of the Company, or an associate of any such director, executive officer or proposed nominee, was indebted to the Company or any of its subsidiaries during the fiscal year ended December 31, 2022 or as of the date of this Circular in connection with security purchase programs or other programs.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No “informed person” (as such term is defined in NI 51-102) or proposed nominee for election as a director of the Company or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction in which the Company has participated since the commencement of the Company’s most recently completed fiscal year or in any proposed transaction which has materially affected or will materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person or company who is, or at any time during the fiscal year ended December 31, 2022 was, a director or executive officer of the Company, a proposed management nominee for election as a director of the Company, or an associate or affiliate of any such director, executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting, other than the election of directors.

NORMAL COURSE ISSUER BID

On November 18, 2021, the Company announced that the TSXV had approved its notice of intention to make a Normal Course Issuer Bid (“NCIB”) to repurchase its Shares, which allowed the Company purchase up to 1,968,056 Shares. This represented up to 5% of the total issued and outstanding Shares as of November 11, 2021.

On November 15, 2022, the Company announced that the TSXV had approved its notice of intention to make a NCIB (the “Notice”) submitted by the Company to renew the NCIB. Under the terms of the renewed NCIB, the Company may repurchase for cancellation, up to 2,229,697 Shares, being 5% of the total issued and outstanding Shares as of November 7, 2022, the date the Company filed the Notice. The purchases are to be made through the facilities of the TSXV or other recognized Canadian marketplaces, or through the facilities of the Nasdaq, during the period November 21, 2022 to November 20, 2023.

33

Under its previous NCIB, the Company purchased and cancelled a total of 215,400 Shares at a weighted average price paid of C$3.07 per Share through the facilities of the TSXV and other recognized Canadian marketplaces.

Shareholders can obtain a copy of the Notice, without charge, by contacting the Company at info@voxroyalty.com.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information is provided in the 2022 MD&A and Financials. Copies of the 2022 MD&A and Financials may be obtained upon request to the Company by mail to Vox Royalty Corp. at 66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario M5K 1E6, Canada.

Our Board has approved the contents of this Circular and authorized us to send it to you.

APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular and the sending of it to Shareholders have been approved by the directors of the Company.

BY ORDER OF THE BOARD

“Kyle Floyd”
Kyle Floyd
Chief Executive Officer and Director
Toronto, Ontario, Canada
April 25, 2023

34

SCHEDULE “A”

VOX ROYALTY CORP.

BOARD OF DIRECTORS

MANDATE

Appointment and Composition

Directors of Vox Royalty Corp. (“Vox”) are elected annually by shareholders and, together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute the Vox Board of Directors (the “Board”). The Executive Chairman of Vox, if any, will act as Chairman of the Board; however, where no person occupies such office, the Board will elect a Chairman of the Board (in either case, the “Chairman”).  The composition of the Board, including the qualification of its members, shall comply with the applicable requirements of the policies of the TSX Venture Exchange and applicable securities regulatory authorities, as adopted or in force or amended from time to time.  In this regard, at least two of the members of the Board must qualify as “independent” directors in accordance with the polices of the TSX Venture Exchange and the rules of applicable securities regulators (collectively, the “Independence Rules” and references herein to “independent” shall have the meaning given in the applicable Independence Rules).

Accountability and Mandate

The Board has the statutory power and obligation to supervise the management of Vox.  The Board’s relationship with Vox is guided by a fiduciary principle that requires each director to act honestly and in good faith with a view to the best interests of Vox. In exercising their powers and discharging their duties, every director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board’s primary role is one of stewardship.  The Board oversees the operations of Vox and supervises its management, which is responsible for the day-to-day conduct of the business.  The Board establishes Vox’s policies, monitors its strategic direction and evaluates, on an ongoing basis, whether resources are being managed in a manner consistent with the enhancement of shareholder value, ethical considerations and corporate social responsibility.  The Board may also discharge its responsibilities by delegating to one or more standing committees from time-to-time, which currently includes the Audit Committee and the Corporate Governance, Compensation and Nominating Committee.  The charter of each standing committee shall prescribe its duties and responsibilities and shall be subject to periodic review by the Board.

In carrying out its responsibilities, the Board shall focus on the following specific matters:

(a)	ensuring the protection and advancement of shareholder value;

(b)

setting Vox’s moral and ethical norms and satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout Vox;

(c)	monitoring compliance with Code of Business Conduct and Ethics (the “Code”) and, as appropriate, granting any waivers to the Code;

(d)	approving the corporate compensation plan, including compensation for the CEO and for individual directors;

(e)	adopting a strategic planning process and approving, on an annual basis, a strategic plan which takes into account the opportunities and risks of the business;

(f)	identifying the principal risks of business and ensuring the implementation of appropriate systems to monitor and manage those risks;

(g)	succession planning, including appointing, training, monitoring and terminating senior management;

(h)	approving the corporate communications policy and overseeing its effective implementation, with primary emphasis on communication with shareholders;

(i)	approving annual and interim financial results, MD&A, management proxy circulars and their publication with input in the form of recommendations of the Audit Committee;

(j)	overseeing internal control and management information systems;

(k)	setting up measures for receiving feedback from shareholders;

(l)	overseeing all matter relating to Vox’s legal, regulatory and financial integrity; and

(m)	adopting a system of corporate governance policies and practices, including an annual review.

In addition, the independent directors shall consider and approve the employment, consulting or other compensation arrangements between Vox and any of its directors or senior officers, or between any subsidiary of Vox and any of its directors or senior officers.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. In the event the Chairman is not independent, the independent directors shall appoint an independent lead director who shall be responsible for presiding over meetings of the independent directors.  Independent directors may propose agenda items for meetings of independent directors members through communication with the Chairman.

Individual Directors

The Board seeks directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise and a reputation for business acumen and integrity.  Potential new directors are assessed on their individual qualifications as well as skill and experience in the context of the needs of the Board.  Individual directors are also expected to:

•	prepare for each Board and committee meeting and maintain an excellent Board and committee meeting attendance record;

•	participate fully and frankly in Board deliberations and discussions and demonstrate a willingness to listen to others’ opinions and consider them;

•	think, speak and act independently and be willing to raise tough questions in a manner that encourages open discussion;

•	focus inquiries on issues related to strategy, policy and results rather than day-to-day issues of corporate management;

•	participate on committees and become knowledgeable about the duties, purpose and goals of each committee;

•	become knowledgeable about Vox’s business and the industry in which it operates, including the regulatory, legislative, business, social and political environments;

•	participate in director orientation and development programs;

•	become acquainted with senior managers;

•	visit Vox offices when appropriate; and

•	annually review the Board Mandate and any other documents used by the Board in fulfilling its responsibilities.

2

Measures for Receiving Shareholder Feedback

Vox has developed a Corporate Disclosure Policy (the “Disclosure Policy”) to facilitate consistent disclosure practices aimed at informative, timely and broad dissemination of material information to the market in compliance with applicable securities laws and the rules and policies of the TSX Venture Exchange.  The Board is responsible for overseeing and monitoring communications with, and responses to inquiries from, both institutional and individual investors and the financial community consistent with the Disclosure Policy’s objectives.

Vox’s spokespersons as appointed by the Board from time to time pursuant to the terms of the Disclosure Policy are available to shareholders by telephone and e-mail and Vox maintains extensive material of interest to shareholders and investors on Vox’s web site.

General

Nothing in this mandate is intended, or is to be construed, to impose on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.

Adopted August 27, 2020

3

SCHEDULE “B”

Vox Royalty Corp.

OMNIBUS LONG-TERM INCENTIVE PLAN

●, 2023

TABLE OF CONTENTS

ARTICLE 1 – DEFINITIONS.		1

1.01	Definitions.	1

ARTICLE 2 – PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS.		6

2.01	Purpose of the Plan.	6

2.02	Implementation and Administration of the Plan.	6

2.03	Delegation to Committee.	6

2.04	Eligible Participants.	7

2.05	Shares Subject to the Plan.	7

2.06	Participation Limits.	7

2.07	Additional TSXV Limits.	8

ARTICLE 3 – OPTIONS.		8

3.01	Nature of Options.	8

3.02	Option Awards.	9

3.03	Exercise Price.	9

3.04	Expiry Date; Blackout Period.	9

3.05	Exercise of Options.	9

3.06	Method of Exercise and Payment of Purchase Price.	10

ARTICLE 4 – DEFERRED SHARE UNITS.		10

4.01	Nature of DSUs.	10

4.02	DSU Awards.	11

4.03	Redemption of DSUs.	11

ARTICLE 5 – SHARE UNITS.		12

5.01	Nature of Share Units.	12

5.02	Share Unit Awards.	12

5.03	Restriction Period Applicable to Share Units.	13

5.04	Performance Criteria and Performance Period Applicable to PSU Awards.	13

5.05	Share Unit Vesting Determination Date.	13

5.06	Settlement of Share Unit Awards.	13

5.07	Determination of Amounts.	14

ARTICLE 6 – GENERAL CONDITIONS.		15

6.01	General Conditions applicable to Awards.	15

6.02	Termination of Employment.	16

6.03	Unfunded Plan.	17

ARTICLE 7 – ADJUSTMENTS AND AMENDMENTS.		17

7.01	Adjustment to Shares Subject to Outstanding Awards.	17

7.02	Amendment or Discontinuance of the Plan.	18

7.03	Change of Control.	20

ARTICLE 8 – MISCELLANEOUS.		21

8.01	[Intentionally Deleted].	21

8.02	Compliance and Award Restrictions.	21

8.03	Use of an Administrative Agent and Trustee.	22

8.04	Tax Withholding.	22

8.05	Reorganization of the Corporation.	23

8.06	Governing Laws.	23

8.07	Compliance with Laws of Other Jurisdictions.	23

8.08	Severability.	23

8.09	Effective Date of the Plan.	23

- ii -

VOX ROYALTY CORP.

OMNIBUS LONG-TERM INCENTIVE PLAN

Vox Royalty Corp. (the “Corporation”) hereby establishes an Omnibus Long-Term Incentive Plan for certain qualified directors, officers, employees, consultants and management company employees providing ongoing services to the Corporation and its Affiliates (as defined herein) that can have a significant impact on the Corporation’s long-term results.

ARTICLE 1 – DEFINITIONS

1.01 Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

“Affiliates” has the meaning given to this term in the Securities Act (Ontario), as such legislation may be amended, supplemented or replaced from time to time;

“Awards” means Options, DSUs, RSUs and PSUs granted to a Participant pursuant to the terms of the Plan;

“Award Agreement” means an Option Agreement, DSU Agreement, RSU Agreement, PSU Agreement, or an Employment Agreement, as the context requires;

“Black-Out Period” means the period of time required by applicable law when, pursuant to any policies or determinations of the Corporation, securities of the Corporation may not be traded by Insiders or other specified persons;

“Board” means the board of directors of the Corporation as constituted from time to time;

“Broker” has the meaning ascribed thereto in Section 8.04(2) hereof;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario, Canada for the transaction of banking business;

“Cancellation” has the meaning ascribed thereto in Section 2.05(1) hereof;

“Cash Equivalent” means in the case of Share Units or DSUs, the amount of money equal to the Market Value multiplied by the number of vested Share Units or DSUs in the Participant’s Account, net of any applicable taxes in accordance with Section 8.04, on the Share Unit Settlement Date or the date of the DSU Redemption Notice, as applicable;

“Change of Control” means unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(a)

any transaction (other than a transaction described in clause (b) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs (A) upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation’s equity incentive plans; or (B) as a result of the conversion of the multiple voting shares in the capital of the Corporation into Shares;

(b)

there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction, or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction;

(c)

the sale, lease, exchange, license or other disposition of all or substantially all of the Corporation’s assets to a person other than a person that was an Affiliate of the Corporation at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Corporation in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such sale, lease, exchange, license or other disposition;

(d)

the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets of the Corporation or wind up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such rearrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or

(e)

individuals who, on the effective date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board;

- 2 -

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder;

“Code of Ethics” means any code of ethics adopted by the Corporation, as modified from time to time;

“Corporation” means Vox Royalty Corp., a corporation existing under the laws of Ontario, as amended from time to time;

“DSU” means a deferred share unit, which is a bookkeeping entry equivalent in value to a Share credited to a Participant’s Account in accordance with Article 4 hereof;

“DSU Agreement” means a written notice from the Corporation to a Participant evidencing the grant of DSUs and the terms and conditions thereof, substantially in the form set out in Appendix D or such other form as the Board may approve from time to time;

“DSU Redemption Deadline” has the meaning ascribed thereto in Section 4.03(1) hereof;

“DSU Redemption Notice” has the meaning ascribed thereto in Section 4.03(1) hereof;

“Eligible Participants” has the meaning ascribed thereto in Section 2.04(1) hereof;

“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Corporation or an Subsidiary and such Participant;

“Exchange Policy” means (i) if the Corporation is listed on the TSXV, the TSXV Corporate Finance Policies, or (ii) if the Corporation is listed on the TSX, the rules and policies included in the TSX Company Manual; and

“Exercise Notice” has the meaning ascribed thereto in Section 3.06(1);

“Exercise Price” has the meaning ascribed thereto in Section 3.03 hereof;

“Expiry Date” has the meaning ascribed thereto in Section 3.04 hereof;

“Grant Date” means the date specified in an Award Agreement as the date on which an Award is granted.

“Insider” has the meaning given to such term in the applicable Exchange Policy, as amended, supplemented or replaced from time to time;

“Investor Relations Activities” has the meaning given to such term in the applicable Exchange Policy, as amended, supplemented or replaced from time to time;

“Market Value” means at any date when the market value of Shares of the Corporation is to be determined, the volume weighted average trading price of the Shares on the five Trading Days prior to the determination date on the principal stock exchange on which the Shares are listed, or such volume weighted average trading price of the Shares as determined solely by the Board, acting reasonably and in good faith;

- 3 -

“Nasdaq” means the Nasdaq Stock Market, LLC;

“Non-Employee Directors” means members of the Board who, at the time of execution of an Award Agreement, if applicable, and at all times thereafter while they continue to serve as a member of the Board, are not officers, senior executives or other employees of the Corporation or a Subsidiary, consultants or service providers providing ongoing services to the Corporation or its Affiliates;

“Option” means an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, but subject to the provisions hereof;

“Option Agreement” means a written notice from the Corporation to a Participant evidencing the grant of Options and the terms and conditions thereof, substantially in the form set out in Appendix “A”, or such other form as the Board may approve from time to time;

“Participants” means Eligible Participants that are granted Awards under the Plan;

“Participant’s Account” means an account maintained to reflect each Participant’s participation in DSUs, RSUs and/or PSUs under the Plan;

“Performance Criteria” means criteria established by the Board which, without limitation, may include criteria based on the Participant’s personal performance and/or the financial performance of the Corporation and/or of its Affiliates, and that may be used to determine the vesting of the Awards, when applicable;

“Performance Period” means the period determined by the Board pursuant to Section 5.04 hereof;

“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

“Plan” means this Omnibus Long-Term Incentive Plan, as amended and restated from time to time;

“PSU” means a right awarded to a Participant to receive a payment as provided in Article 5 hereof and subject to the terms and conditions of this Plan;

“PSU Agreement” means a written notice from the Corporation to a Participant evidencing the grant of PSUs and the terms and conditions thereof, substantially in the form of Appendix “C”, or such other form as the Board may approve from time to time;

“Restriction Period” means the period determined by the Board pursuant to Section 5.03 hereof;

“RSU” means a right awarded to a Participant to receive a payment as provided in Article 5 hereof and subject to the terms and conditions of this Plan;

- 4 -

“RSU Agreement” means a written notice from the Corporation to a Participant evidencing the grant of RSUs and the terms and conditions thereof, substantially in the form of Appendix “B”, or such other form as the Board may approve from time to time;

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more employees, directors, officers or insiders of the Corporation or a Subsidiary. For greater certainty, a “Share Compensation Arrangement” does not include a security based compensation arrangement used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Corporation;

“Shares” means the common shares in the capital of the Corporation;

“Share Unit” means a RSU or PSU settled in Shares, as the context requires;

“Share Unit Settlement Date” has the meaning determined in Section 5.06(1)(a);

“Share Unit Settlement Notice” means a notice by a Participant to the Corporation electing to receive settlement of vested RSUs or PSUs;

“Share Unit Vesting Determination Date” has the meaning described thereto in Section 5.05 hereof;

“Stock Exchange” means Nasdaq, the TSXV or the TSX, as applicable from time to time;

“Subsidiary” means a corporation, company, partnership or other body corporate that is controlled, directly or indirectly, by the Corporation;

“Successor Corporation” has the meaning ascribed thereto in Section 7.01(3) hereof;

 “Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

“Termination Date” means the date on which a Participant ceases to be an Eligible Participant;

“Trading Day” means any day on which the Stock Exchange is opened for trading;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“U.S. Participant” means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an Award is otherwise subject to taxation under the Code.

- 5 -

ARTICLE 2 – PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

2.01 Purpose of the Plan.

The purpose of this Plan is to advance the interests of the Corporation by: (i) providing Eligible Participants with additional incentives; (ii) encouraging stock ownership by such Eligible Participants; (iii) increasing the proprietary interest of Eligible Participants in the success of the Corporation; (iv) promoting growth and profitability of the Corporation; (v) encouraging Eligible Participants to take into account long-term corporate performance; (vi) rewarding Eligible Participants for sustained contributions to the Corporation and/or significant performance achievements of the Corporation; and (vii) enhancing the Corporation’s ability to attract, retain and motivate Eligible Participants.

2.02 Implementation and Administration of the Plan

(1) Subject to Section 2.03, this Plan will be administered by the Board.

(2) Subject to the terms and conditions set forth in this Plan, the Board is authorized to provide for the granting, exercise and method of exercise of Awards, all at such times and on such terms (which may vary between Awards granted from time to time) as it determines. In addition, the Board has the authority to (i) construe and interpret this Plan and all certificates, agreements or other documents provided or entered into under this Plan; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board will be binding on all Participants and on their legal, personal representatives and beneficiaries.

(3) No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of this Plan, any Award Agreement or other document or any Awards granted pursuant to this Plan.

(4) The day-to-day administration of the Plan may be delegated to such committee of the Board and/or such officers and employees of the Corporation as the Board determines from time to time.

(5) Subject to the provisions of this Plan, the Board has the authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of an Award.

2.03 Delegation to Committee

Notwithstanding Section 2.02 or any other provision contained in this Plan, the Board has the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. In such circumstances, all references to the Board in this Plan include reference to such committee and/or member of the Board, as applicable.

- 6 -

2.04 Eligible Participants.

(1) The Persons who shall be eligible to receive Awards (“Eligible Participants”) shall be the directors, officers, senior executives, consultants, management company employees and other employees of the Corporation or a Subsidiary, providing ongoing services to the Corporation and its Affiliates.

(2) Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant’s relationship, employment or appointment with the Corporation.

(3) Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment or appointment by the Corporation.

(4) For Awards granted to employees, consultants or management company employees, the Corporation and the recipient of the Award are responsible for ensuring and confirming that the Persons who receive such Awards are bona fide employees, consultants or management corporation employees of the Corporation or a Subsidiary, as the case may be.

2.05 Shares Subject to the Plan.

(1) Subject to adjustment pursuant to provisions of Article 7 hereof, the total number of Shares reserved and available for grant and issuance pursuant to Awards under the Plan shall not exceed 10% of the total issued and outstanding Shares from time to time. For the purposes of this Section 2.05(1), in the event that the Corporation cancels or purchases to cancel any of its issued and outstanding Shares (“Cancellation”) and as a result of such Cancellation the Corporation exceeds the limit set out in this Section 2.07(1)(f), no approval of the Corporation’s shareholders will be required for the issuance of Shares on the exercise of any Options which were granted prior to such Cancellation.

(2) Shares in respect of which an Award is granted under the Plan, but not exercised prior to the termination of such Award or not vested or settled prior to the termination of such Award due to the expiration, termination, cancellation or lapse of such Award, shall be available for Awards to be granted thereafter pursuant to the provisions of the Plan. All Shares issued pursuant to the exercise or the vesting of the Awards granted under the Plan shall be so issued as fully paid and non-assessable Shares.

2.06 Participation Limits.

(1) [Intentionally deleted].

(2) Subject to adjustment pursuant to provisions of Article 7 hereof, the aggregate number of Shares (i) issued to Insiders under the Plan or any other proposed or established Share Compensation Arrangement within any one-year period and (ii) issuable to Insiders at any time under the Plan or any other proposed or established Share Compensation Arrangement, shall in each case not exceed 10% of the total issued and outstanding Shares from time to time. Any Awards granted pursuant to the Plan, prior to the Participant becoming an Insider, shall be excluded for the purposes of the limits set out in this Section 2.06(2).

- 7 -

2.07 Additional TSXV Limits.

(1) In addition to the requirements in Section 2.05 and Section 2.06, subject to Section 5.02(7), and notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV:

(a)	No Award may vest before the date that is one year following the date it is granted or issued;

(b)

the total number of Shares which may be reserved for issuance to any one Eligible Participant under the Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis);

(c)

the aggregate number of Awards granted to any one Eligible Participant in any 12-month period must not exceed 5% of the issued and outstanding Shares, calculated on the Grant Date (on a non-diluted basis);

(d)

the aggregate number of Awards to any one Eligible Participant that is a consultant of the Corporation in any 12-month period must not exceed 2% of the issued Shares calculated at the first such Grant Date;

(e)

the aggregate number of Options to all persons retained to provide Investor Relations Activities must not exceed 2% of the issued Shares in any 12-month period calculated at the first such Grant Date (and including any Eligible Participant that performs Investor Relations Activities and/or whose role or duties primarily consist of Investor Relations Activities);

(f)	Options granted to any person retained to provide Investor Relations Activities must vest in a period of not less than 12 months from the date of grant of the Award; and

(g)	the aggregate number of Shares issuable to all Eligible Participants under the Plan must not exceed 10% of the total issued and outstanding Shares from time to time.

(2) At all times when the Corporation is listed on the TSXV, the Corporation shall seek TSXV and disinterested shareholder approval for this Plan for any increase in the number of Shares available under the Plan pursuant to Section 2.07(1)(f) in conformity with TSXV Policy 4.4, except such increases which result by operation of Section 2.05 and in the event of an adjustment pursuant to Article 7.

ARTICLE 3 – OPTIONS

3.01 Nature of Options.

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, subject to the provisions hereof.

- 8 -

3.02 Option Awards.

(1) The Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) determine the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the “Exercise Price”), (iv) determine the relevant vesting provisions (including Performance Criteria, if applicable) and (v) determine the Expiry Date, the whole subject to the terms and conditions prescribed in this Plan, in any Option Agreement and any applicable rules of the Stock Exchange.

(2) Subject to the terms of any Employment Agreement or other agreement between the Participant and the Corporation, or the Board expressly providing to the contrary, and except as otherwise provided in a Option Agreement, each Option shall vest as to 1/2 on the first anniversary date of the grant and 1/2 on the second anniversary of the date of grant.

3.03 Exercise Price.

The Exercise Price for Shares that are the subject of any Option shall be fixed by the Board when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

3.04 Expiry Date; Blackout Period.

Subject to Section 7.02, each Option must be exercised no later than ten years after the date the Option is granted or such shorter period as set out in the Participant’s Option Agreement, at which time such Option will expire (the “Expiry Date”). Notwithstanding any other provision of this Plan, each Option that would expire during or within ten Business Days immediately following a Black-Out Period shall expire on the date that is ten Business Days immediately following the expiration of the Black-Out Period. Where an Option will expire on a date that falls immediately after a Black-Out Period, and for greater certainty, not later than ten Business Days after the Black-Out Period, then the date such Option will expire will be automatically extended by such number of days equal to ten Business Days less the number of Business Days after the Black-Out Period that the Option expires.

3.05 Exercise of Options.

(1) Subject to the provisions of this Plan, a Participant shall be entitled to exercise an Option granted to such Participant, subject to vesting limitations which may be imposed by the Board at the time such Option is granted.

(2) Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board may determine in its sole discretion.

(3) No fractional Shares will be issued upon the exercise of Options granted under this Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment pursuant to Section 7.01, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

- 9 -

3.06 Method of Exercise and Payment of Purchase Price

(1) Subject to the provisions of the Plan and the alternative exercise procedures set out herein, an Option granted under the Plan may be exercisable (from time to time as provided in Section 3.05 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering an exercise notice substantially in the form appended to the Option Agreement (an “Exercise Notice”) to the Corporation in the form and manner determined by the Board from time to time, together with a bank draft, certified cheque, wire transfer or other form of payment acceptable to the Corporation in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Options and, if alternative arrangements have not been made with the Corporation, any applicable tax withholdings.

(2) In addition, in lieu of exercising any vested Option in the manner described in Section 3.06(1) or Section 8.04, and pursuant to the terms of this Section 3.06(2) but subject to Section 3.05(3), a Participant may, by surrendering an Option (“Surrender”) with a properly endorsed notice of Surrender to the Corporate Secretary of the Corporation, substantially in the form appended to the Option Agreement (a “Surrender Notice”), elect to receive that number of Shares calculated using the following formula, subject to acceptance of such Surrender Notice by the Board and provided that arrangements satisfactory to the Corporation have been made to pay any applicable withholding taxes:

X = (Y * (A-B)) / A

Where:

X = the number of Shares to be issued to the Participant upon surrendering such Options; provided that if the foregoing calculation results in a negative number, then no Shares shall be issued;

Y = the number of Shares underlying the Options to be Surrendered;

A = the Market Value of the Shares as at the date of the Surrender; and

B = the Exercise Price of such Options.

(3) No share certificates shall be issued and no person shall be registered in the share register of the Corporation as the holder of Shares until actual receipt by the Corporation of an Exercise Notice and payment for the Shares to be purchased, including applicable withholding taxes.

(4) Upon the exercise of an Option pursuant to Section 3.06(1) or Section 3.06(2), the Corporation shall, as soon as practicable after such exercise but no later than ten Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to deliver to the Participant (or as the Participant may otherwise direct) such number of Shares as the Participant shall have then paid for and as are specified in such Exercise Notice and Surrender Notice, as applicable.

ARTICLE 4– DEFERRED SHARE UNITS

4.01 Nature of DSUs.

A DSU is a unit granted to Non-Employee Directors (or such other Eligible Participants as determined by the Board) representing the right to receive a Share or the Cash Equivalent, subject to restrictions and conditions as the Board may determine at the time of grant.

- 10 -

4.02 DSU Awards.

(1) Subject to the Corporation’s director compensation policy determined by the Board from time to time, the Board may designate all or a portion a director’s annual retainer fee to be paid in the form of a grant of DSUs in each fiscal year. The number of DSUs shall be calculated as the amount of the director’s annual retainer fee designated to be paid by way of DSUs divided by the Market Value on the relevant Date of Grant (as the term is defined in the relevant DSU Agreement). At the discretion of the Board, fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

(2) Each DSU must be confirmed by a DSU Agreement that sets forth the terms, conditions and limitations for each DSU and may include, without limitation, the terms of the DSUs and the provisions applicable on a Termination Date, and shall contain such terms that may be considered necessary in order that the DSU will comply with any provisions respecting DSUs in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory authority.

(3) Any DSUs that are awarded to an Eligible Participant who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to meet requirements of paragraph 6801(d) of the Income Tax Regulations adopted under the Tax Act (or any successor to such provisions).

(4) Subject to conditions and provisions set forth herein and in the DSU Agreement, the Board shall determine whether each DSU awarded to an Eligible Participant shall entitle the Eligible Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares, as the Board may determine in its sole discretion on redemption.

4.03 Redemption of DSUs.

(1) Each Eligible Participant shall be entitled to redeem his or her DSUs during the period commencing on the Business Day immediately following the Termination Date and ending on the date that is not later than the 90th day following the Termination Date, or such shorter redemption period set out in the relevant DSU Agreement (the “DSU Redemption Deadline”), by providing a written notice of settlement to the Corporation setting out the number of DSUs to be settled and the particulars regarding the registration of the Shares issuable upon settlement, if applicable (the “DSU Redemption Notice”). In the event of the death of a Eligible Participant, the Notice of Redemption shall be filed by the administrator or liquidator of the estate of the Eligible Participant.

(2) If a DSU Redemption Notice is not received by the Corporation on or before the DSU Redemption Deadline, the Eligible Participant shall be deemed to have delivered a DSU Redemption Notice on the DSU Redemption Deadline and, if not otherwise set out in the DSU Agreement, the Board shall determine the number of DSUs to be settled by way of Shares, the Cash Equivalent or a combination of Shares and the Cash Equivalent and delivered to Eligible Participant, administrator or liquidator of the estate of the Eligible Participant, as applicable.

- 11 -

(3) Subject to Section 8.4 and the DSU Agreement, settlement of DSUs shall take place promptly following the Corporation’s receipt or deemed receipt of the DSU Redemption Notice through:

(a)

in the case of settlement DSUs for their Cash Equivalent, delivery of bank draft, certified cheque, wire transfer or other acceptable form of payment to the Eligible Participant representing the Cash Equivalent;

(b)	in the case of settlement of DSUs for Shares, delivery of Shares to the Eligible Participant; or

(c)	in the case of settlement of DSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

ARTICLE 5 – SHARE UNITS

5.01 Nature of Share Units.

A Share Unit is an Award entitling the recipient to Shares, at such purchase price (which may be zero) as determined by the Board, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

5.02 Share Unit Awards.

(1) Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs and/or PSUs under the Plan, (ii) fix the number of RSUs and/or PSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs and/or PSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including, in the case of PSUs, the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs and/or PSUs, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

(2) Subject to the vesting and other conditions and provisions set forth herein and in the RSU Agreement and/or PSU Agreement, the Board shall determine whether each RSU and/or PSU awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to elect to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares.

(3) Share Units shall be settled by the Company at the direction of the Participant at any time beginning on the first Business Day following their Share Unit Vesting Determination Date but no later than the Share Unit Settlement Date.

(4) Unless otherwise specified in the RSU Agreements, one-third of RSUs awarded pursuant to a RSU Agreement shall vest on each of the first three anniversaries of the date of grant.

(5) Notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV, no person retained to provide Investor Relations Activities shall receive any grant of Share Units in compliance with TSXV Policy 3.4.

- 12 -

5.03 Restriction Period Applicable to Share Units.

The applicable restriction period in respect of a particular Share Unit shall be determined by the Board but in all cases shall end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the relevant services with respect to the Award were rendered by the Participant (“Restriction Period”). For example, the Restriction Period where the relevant services were rendered by the Participant in June 2023 shall end no later than December 31, 2025. Subject to the Board’s determination, any vested Share Units with respect to a Restriction Period will be paid to Participants in accordance with Article 5, no later than the end of the Restriction Period. Unless otherwise determined by the Board, all unvested Share Units shall be cancelled on the Share Unit Vesting Determination Date (as such term is defined in Section 5.05) and, in any event, no later than the last day of the Restriction Period.

5.04 Performance Criteria and Performance Period Applicable to PSU Awards.

(1) For each award of PSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares in exchange for all or a portion of the PSUs held by such Participant (the “Performance Period”), provided that such Performance Period may not expire after the end of the Restriction Period, being no longer than three years after the calendar year in which the relevant services were rendered with respect to the Award. For example, a Performance Period determined by the Board to be for a period of three financial years will start on the first day of the financial year in which the award is granted and will end on the last day of the second financial year after the year in which the grant was made. In such a case, for a grant made on January 3, 2024, the Performance Period will start on January 1, 2024 and will end on December 31, 2026.

(2) For each award of PSUs, the Board shall establish any Performance Criteria and other vesting conditions in order for a Participant to be entitled to receive Shares in exchange for his or her PSUs.

5.05 Share Unit Vesting Determination Date.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU and/or PSU have been met (the “Share Unit Vesting Determination Date”), and as a result, establishes the number of RSUs and/or PSUs that become vested, if any. For greater certainty, the Share Unit Vesting Determination Date in respect of Share Units must fall after the end of the Performance Period, if applicable, but no later than the last day of the Restriction Period.

5.06 Settlement of Share Unit Awards.

(1) Subject to the terms of any Employment Agreement or other agreement between the Participant and the Corporation, or the Board expressly providing to the contrary, and except as otherwise provided in a RSU Agreement and/or PSU Agreement, in the event that the vesting conditions, the Performance Criteria and Performance Period, if applicable, of a Share Unit are satisfied:

(a)

all of the vested Share Units covered by a particular grant may, subject to Section 5.06(4), be settled at any time beginning on the first Business Day following their Share Unit Vesting Determination Date but no later than the last day of the Restriction Period (the “Share Unit Settlement Date”); and

- 13 -

(b)	a Participant has delivered to the Corporation, on or before the Share Unit Settlement Date, a Share Unit Settlement Notice in respect of any or all vested Share Units held by such Participant.

(2) Subject to Section 5.06(4), settlement of Share Units shall take place promptly following the Share Unit Settlement Date and take the form set out in the Share Unit Settlement Notice through:

(a)

in the case of settlement of Share Units for their Cash Equivalent, delivery of a bank draft, certified cheque, wire transfer or other acceptable form of payment to the Participant representing the Cash Equivalent;

(b)	in the case of settlement of Share Units for Shares, delivery of Shares to the Participant; or

(c)	in the case of settlement of the Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(3) If a Share Unit Settlement Notice is not received by the Corporation on or before the Share Unit Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 5.07(2).

(4) Notwithstanding any other provision of this Plan, in the event that a Share Unit Settlement Date falls during a Black-Out Period and the Participant has not delivered a Share Unit Settlement Notice, then such Share Unit Settlement Date shall be automatically extended to the tenth Business Day following the date that such Black-Out Period is terminated. Where a Share Unit Settlement Date falls immediately after a Black-Out Period, and for greater certainty, not later than ten Business Days after the Black-Out Period, then the Share Unit Settlement Date will be automatically extended by such number of days equal to ten Business Days less the number of Business Days that a Share Unit Settlement Date is after the Black-Out Period.

5.07 Determination of Amounts.

(1) Cash Equivalent of Share Units. For purposes of determining the Cash Equivalent of Share Units to be made pursuant to Section 5.06, such calculation will be made on the Share Unit Settlement Date and shall equal the Market Value on the Share Unit Settlement Date multiplied by the number of vested Share Units in the Participant’s Account which the Participant desires to settle in cash pursuant to the Share Unit Settlement Notice.

(2) Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to a Participant upon settlement of Share Units pursuant to Section 5.06, such calculation will be made on the Share Unit Settlement Date and be the whole number of Shares equal to the whole number of vested Share Units then recorded in the Participant’s Account which the Participant desires to settle pursuant to the Share Unit Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the Participant to the Corporation and the entitlement of the Participant under this Plan in respect of such Share Units settled for Shares shall be satisfied in full by such issuance of Shares.

- 14 -

ARTICLE 6 – GENERAL CONDITIONS

6.01 General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1) Employment. The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

(2) Rights as a Shareholder. Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) or the entry of such person’s name on the share register for the Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued or entry of such person’s name on the share register for the Shares.

(3) Conformity to Plan. In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(4) Non Transferability. Except as set forth herein, Awards are not transferable or assignable. Awards may be exercised only by:

(a)	the Participant to whom the Awards were granted; or

(b)

with the Corporation’s prior written approval and subject to such conditions as the Corporation may stipulate, such Participant’s family or retirement savings trust or any registered retirement savings plans or registered retirement income funds of which the Participant is and remains the annuitant; or

(c)	upon the Participant’s death, by the legal representative of the Participant’s estate; or

(d)	upon the Participant’s incapacity, the legal representative having authority to deal with the property of the Participant;

provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Award. A person exercising an Award may subscribe for Shares only in the person’s own name or in the person’s capacity as a legal representative.

- 15 -

6.02 Termination of Employment.

(1) Subject to a written Employment Agreement of a Participant and as otherwise determined by the Board, each Share Unit, DSU and Option shall be subject to the following conditions:

(a)

Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for “cause”, all unexercised vested or unvested Share Units, DSUs and Options granted to such Participant shall terminate on the effective date of the termination as specified in the notice of termination. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for cause shall be binding on the Participant. “Cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation’s Code of Ethics and any reason determined by the Corporation to be cause for termination.

(b)

Retirement or Resignation. In the case of a Participant’s retirement or resignation, provided that Board consent is given in writing, any unvested Share Units, DSUs and/or Options held by the Participant as at the Termination Date will continue to vest in accordance with their vesting schedules, and all vested Share Units, DSUs and Options held by the Participant at the Termination Date may be exercised until the earlier of the expiry date of such Share Units, DSUs and Options. following the Termination Date, provided that if the Participant is determined to have breached any post-employment restrictive covenants in favour of the Corporation, then any Share Units, DSUs and/or Options held by the Participant, whether vested or unvested, will immediately expire and the Participant shall pay to the Corporation any “in-the-money” amounts realized upon exercise of Share Units, DSUs and/or Options following the Termination Date.

(c)

Resignation. In the case of a Participant ceasing to be an Eligible Participant due to such Participant’s resignation, subject to any later expiration dates determined by the Board (provided that such expiration dates may be no later than one year from the effective date of such resignation), all Share Units, DSUs and Options shall expire on the earlier of ninety days after the effective date of such resignation, or the expiry date of such Share Unit, DSU or Option, to the extent such Share Unit, DSU or Option was vested and exercisable by the Participant on the effective date of such resignation and all unexercised unvested Share Units, DSUs and/or Options granted to such Participant shall terminate on the effective date of such resignation.

(d)

Termination or Cessation. In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for “cause”, resignation or death) the number of Share Units, DSUs and/or Options that may vest is subject to pro ration over the applicable vesting or performance period and shall expire on the earlier of ninety (90) days after the effective date of the Termination Date, or the expiry date of such Share Units, DSUs and Options. For greater certainty, the pro ration calculation referred to above shall be net of previously vested Share Units, DSUs and/or Options.

- 16 -

(e)

Death. If a Participant dies while in his or her capacity as an Eligible Participant, all unvested Share Units, DSUs and Options will immediately vest and all Share Units, DSUs and Options will expire 180 days after the death of such Participant.

(f)

Change of Control. If a participant is terminated without “cause” or resigns for good reason during the 12 month period following a Change of Control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Share Units, DSUs and/or Options will immediately vest and may be exercised prior to the earlier of 30 days of such date or the expiry date of such Options.

(2) For the purposes of this Plan, a Participant’s employment with the Corporation or an Affiliate is considered to have terminated effective on the last day of the Participant’s actual and active employment with the Corporation or Affiliate, whether such day is selected by agreement with the individual, unilaterally by the Corporation or Affiliate and whether with or without advance notice to the Participant. For the avoidance of doubt, no period of notice, if any, or payment instead of notice that is given or that ought to have been given under applicable law, whether by statute, imposed by a court or otherwise, in respect of such termination of employment that follows or is in respect of a period after the Participant’s last day of actual and active employment will be considered as extending the Participant’s period of employment for the purposes of determining his entitlement under this Plan.

(3) The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any awards which would have settled or vested or accrued to the Participant after the date of cessation of employment or if working notice of termination had been given.

6.03 Unfunded Plan.

Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

ARTICLE 7 – ADJUSTMENTS AND AMENDMENTS

7.01 Adjustment to Shares Subject to Outstanding Awards.

(1) In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant, at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

- 17 -

(2) In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such consideration if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(3) If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 7.01(1) or Section 7.01(2) hereof or, subject to the provisions of Section 7.02(3) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”), the Participant shall be entitled to receive upon the subsequent exercise or vesting of Award, in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Corporation (as the case may be) or other consideration from the Corporation or the Successor Corporation (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of Section 7.02(3) hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

(4) If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants’ economic rights in respect of their Awards in connection with such distribution, transaction or change.

7.02 Amendment or Discontinuance of the Plan.

(1) The Board may amend the Plan or any Award at any time without the consent of the Participants provided that such amendment shall:

(a)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Article 7 hereof;

(b)	be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Stock Exchange; and

- 18 -

(c)

be subject to shareholder approval, where required by law, the requirements of the Stock Exchange or the provisions of the Plan, provided that shareholder approval shall not be required for the following amendments and the Board may make any such amendments:

(i)	amendments of a general “housekeeping” or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan;

(ii)

changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award (other than in respect of any Options held by persons retained to provide Investor Relations Activities for which prior approval of the TSXV shall be required at all times when the Corporation is listed on the TSXV);

(iii)	a change to the Eligible Participants, except any material expansion of the class of Eligible Participants, under the Plan and assignability provisions under this Plan;

(iv)	any amendment regarding the effect of termination of a Participant’s employment or engagement;

(v)

any amendment to add or amend provisions relating to the granting of cash-settled awards, provision of financial assistance or clawbacks and any amendment to a cash-settled award, financial assistance or clawbacks provisions which are adopted;

(vi)	any amendment regarding the administration of this Plan;

(vii)

any amendment necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, this Plan or the shareholders of the Corporation; and

(viii)	any other amendment that does not require the shareholder approval under Section 7.02(2).

(2) Notwithstanding Section 7.02(1)(c), the Board shall be required to obtain shareholder approval to make the following amendments:

(a)	any change to the maximum number of Shares issuable from treasury under the Plan, except such increase by operation of Section 2.05 and in the event of an adjustment pursuant to Article 7;

(b)	any amendment which reduces the exercise price of any Award held by an Insider, except in the case of an adjustment pursuant to Article 7;

(c)

any material increase in benefits to Participants, including any material change to: (i) permit a repricing (or decrease in exercise price) of outstanding Options, (ii) reduce the price at which Shares or Options to purchase shares may be offered, or (iii) extend the duration of the Plan;

- 19 -

(d)	any material expansion of the class of Eligible Participants to participate in the Plan;

(e)	any expansion in the types of Awards provided under the Plan;

(f)

any amendment that would permit the introduction or reintroduction of Non-Employee Directors as Eligible Participants on a discretionary basis or any amendment that increases the limits previously imposed on Non-Employee Director participation;

(g)	any amendment to remove or to exceed the insider participation limit set out in Section 2.06(2);

(h)	any amendment to the amendment provisions of the Plan.

At all times when the Corporation is listed on the TSXV, the shareholder approval referred to in Section 7.02(2)(b) above must be obtained on a “disinterested” basis in compliance with the policies of the TSXV.

(3) The Board may, subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant’s employment shall not apply for any reason acceptable to the Board.

(4) Notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV:

(a)	the Corporation shall be required to obtain prior TSXV acceptance of any amendment to this Plan; and

(b)

The Corporation shall be required to obtain disinterested shareholder approval in compliance with the applicable policies of the TSXV for this Plan if, together with all of the Corporation’s previously established and outstanding equity compensation plans or grants, could permit at any time: (1) the aggregate number of Shares reserved for issuance under Awards granted to Insiders (as a group) at any point in time exceeding 10% of the issued Shares; and (2) the grant to Insiders (as a group), within a 12 month period, of an aggregate number of Awards exceeding 10% of the issued Shares, calculated at the date an Award is granted to any Insider.

7.03 Change of Control.

(1) Notwithstanding any other provision of this Plan, in the event of a Change of Control, the surviving, successor or acquiring entity shall assume any Awards or shall substitute similar options or share units for the outstanding Awards, as applicable. If the surviving, successor or acquiring entity does not assume the outstanding Awards or substitute similar options or share units for the outstanding Awards, as applicable, or if the Board otherwise determines in its discretion, the Corporation shall give written notice to all Participants advising that the Plan shall be terminated effective immediately prior to the Change of Control and all Options, DSUs, RSUs and a specified number of PSUs shall be deemed to be vested and, unless otherwise exercised, settled, forfeited or cancelled prior to the termination of the Plan, shall expire or, with respect to DSUs, RSUs and PSUs be settled, immediately prior to the termination of the Plan. The number of PSUs which are deemed to be vested shall be determined by the Board, in its sole discretion, having regard to the level of achievement of the Performance Criteria prior to the Change of Control.

- 20 -

(2) In the event of a Change of Control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the Participants; (ii) otherwise modify the terms of the Awards to assist the Participants to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such Change of Control. If the Change of Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to this Section 7.03 shall be returned by the Corporation to the Participant and, if exercised or settled, as applicable, the Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Shares and the original terms applicable to such Awards shall be reinstated.

ARTICLE 8 – MISCELLANEOUS

8.01 [Intentionally Deleted].

8.02 Compliance and Award Restrictions.

(1) The Corporation’s obligation to issue and deliver Shares under any Award is subject to: (i) the completion of such registration or other qualification of such Shares or obtaining approval of such regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Shares to listing on any stock exchange on which such Shares may then be listed; and (iii) the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction. The Corporation shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which such Shares are then listed.

(2) The Participant agrees to fully cooperate with the Corporation in doing all such things, including executing and delivering all such agreements, undertakings or other documents or furnishing all such information as is reasonably necessary to facilitate compliance by the Corporation with such laws, rule and requirements, including all tax withholding and remittance obligations.

(3) No Awards will be granted where such grant is restricted pursuant to the terms of any trading policies or other restrictions imposed by the Corporation.

(4) The Corporation is not obliged by any provision of this Plan or the grant of any Award under this Plan to issue or sell Shares if, in the opinion of the Board, such action would constitute a violation by the Corporation or a Participant of any laws, rules and regulations or any condition of such approvals.

(5) If Shares cannot be issued to a Participant upon the exercise or settlement of an Award due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares will terminate and, if applicable, any funds paid to the Corporation in connection with the exercise of any Options will be returned to the applicable Participant as soon as practicable.

- 21 -

8.03 Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

8.04 Tax Withholding.

(1) Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation’s transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 8.03 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Corporation, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules, including, to the extent provided by the terms of an Award Agreement and subject to the discretion of the Board, (in addition to the Corporation's right to withhold from any compensation paid to the Participant by the Corporation) or by a combination of such means: (i) the Participant tendering a cash payment to the Corporation; (ii) the Participant authorizing the Corporation to withhold Shares from the Shares otherwise issuable to the Participant as a result of the exercise or acquisition of the Shares under the Award, provided, however, that no Shares are withheld with a value exceeding the maximum amount of tax required to be withheld by law; or (iii) the Participant delivering to the Corporation previously owned and unencumbered Shares of the Corporation.

(2) The sale of Shares by the Corporation, or by a broker engaged by the Corporation (the “Broker”), under Section 8.04(1)(a) or under any other provision of the Plan will be made on the Stock Exchange. The Participant consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares on his behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Corporation or the Broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Corporation nor the Broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

(3) The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale.

- 22 -

(4) Notwithstanding the first paragraph of this Section 8.04, the applicable tax withholdings may be waived where the Participant directs in writing that a payment be made directly to the Participant’s registered retirement savings plan in circumstances to which regulation 100(3) of the regulations of the Tax Act apply.

8.05 Reorganization of the Corporation.

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

8.06 Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

8.07 Compliance with Laws of Other Jurisdictions

Awards may be granted to Participants who are citizens or residents of a jurisdiction other than Canada on such terms and conditions different from those under the Plan as may be determined by the Board to be necessary or advisable to achieve the purposes of the Plan while also complying with applicable local laws, customs and tax practices, including any such terms and conditions as may be set forth in an addendum to the Plan intended to govern the terms of any such Award.

8.08 Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

8.09 Effective Date of the Plan.

The Plan was approved by the Board and shall take effect on ●, 2023.

- 23 -

ADDENDUM FOR U.S. PARTICIPANTS

VOX ROYALTY CORP.

OMNIBUS LONG TERM INCENTIVE PLAN

The provisions of this Addendum apply to Awards held by a U.S. Participant. All capitalized terms used in this Addendum but not defined in Section 1 below have the meanings attributed to them in the Plan. The Section references set forth below match the Section references in the Plan. This Addendum shall have no other effect on any other terms and provisions of the Plan except as set forth below.

1. Definitions.

“cause” has the meaning attributed under Section 6.02(1)(a) of the Plan, provided however that the Participant has provided the Corporation (or applicable Subsidiary) with written notice of the acts or omissions constituting grounds for “cause” within 90 days of such act or omission and the Corporation (or applicable Subsidiary) shall have failed to rectify, as determined by the Board acting reasonably, any such acts or omissions within 30 days of the Corporation’s (or applicable Subsidiary’s) receipt of such notice.

“Fair Market Value” of a Share on any given date means the Market Value of the Share, determined by the Board based on the reasonable application of a reasonable valuation method not inconsistent with Section 409A.

“Separation from Service” means, with respect to a U.S. Participant, any event that may qualify as a separation from service under Treasury Regulation Section 1.409A-1(h). A U.S. Participant shall be deemed to have separated from service if he or she dies, retires, or otherwise has a termination of employment as defined under Treasury Regulation Section 1.409A-1(h).

“Specified Employee” has the meaning set forth in Treasury Regulation Section 1.409A-1(i).

2. Options.

(a) Exercise Price.

For Options, the Exercise Price per share for the Shares covered by an Option shall be determined by the Board at the time of grant but shall not be less than 100 percent of the Fair Market Value of such Shares on the Grant Date.

(b) Expiry Date of Options.

Notwithstanding anything to the contrary in Section 3.04 of the Plan or otherwise, in no event, including as a result of any Black-Out Period or any termination of employment, shall the expiration of any Option issued to a U.S. Participant be extended beyond the original Expiry Date.

- 24 -

3. Non-Employee Directors.

A Non-Employee Director who is also a U.S. Participant and wishes to have all or any part of his or her annual retainer fees paid in the form of RSUs shall irrevocably elect such payment form by December 31 of the year prior to the calendar year during which the annual retainer fees are to be earned. Any election made under this Section 3 shall be irrevocable during the calendar year to which it applies, and shall apply to annual retainers earned in future calendar years unless and until the U.S. Participant makes a later election in accordance with the terms of this Section 3 of the Addendum. With respect to the calendar year in which a U.S. Participant becomes a Non-Employee Director, so long as such individual has never previously been eligible to participate in any deferred compensation plan sponsored by the Corporation, such individual may make the election described in this Section 3 of the Addendum within the first 30 days of becoming eligible to participate in the Plan, but solely with respect to the portion of the annual retainer not earned before the date such election is made. Notwithstanding anything to the contrary in Article 5 of the Plan and except as otherwise set forth herein, any RSUs issued to a U.S. Participant that is a Non-Employee Director in lieu of retainer fees shall be settled on earlier of (i) the U.S. Participant’s Separation from Service, or (ii) a Change of Control provided that such change of control event constitutes a change of control within the meaning of Section 409A.

4. Settlement of Share Unit Awards.

(a)

Notwithstanding anything to the contrary in Article 5 of the Plan and except as otherwise set forth herein, all of the vested Share Units and DSUs subject to any DSU, RSU or PSU shall be settled on earlier of (i) the date set forth in the U.S. Participant’s Share Unit Settlement Notice which shall be no later than the last day of the Restriction Period, (ii) the U.S. Participant’s Separation from Service, or (iii) a Change of Control provided that such change of control event constitutes a change of control within the meaning of Section 409A.

(b)

Notwithstanding Section 5.06(1)(b) of the Plan, any U.S. Participant must deliver to the Corporation a Share Unit Settlement Notice specifying the Share Unit Settlement Date and form of settlement for his or her RSUs or PSUs on or prior to December 31 of the calendar year prior to the calendar year of the grant; provided that, the Share Unit Settlement Date may be specified at any time prior to the Grant Date, if the award requires the U.S. Participant’s continued service for not less than 12 months after the Grant Date in order to vest in such Award. Any such election of Share Unit Settlement Date shall be irrevocable as of the last date in which it is permitted to be made in accordance with the forgoing sentence. Notwithstanding the foregoing, if any U.S. Participant fails to timely submit a Share Unit Settlement Notice in accordance with the foregoing, then such U.S. Participant’s Share Unit Settlement Date shall be deemed to be the last day of the Restriction Period,, in addition, such settlement shall be in the form of Shares, Cash Equivalent, or a combination of both as determined by the Corporation in its sole discretion.

(c)	For the avoidance of doubt, Section 5.06(4) of the Plan shall not apply to any Award issued to a U.S. Participant.

5. Termination of Employment.

(a)

Notwithstanding Section 6.02(1)(b) of the Plan, any unvested Share Units held by a Participant that retires shall be deemed vested as of the Termination Date and shall be settled at such time as set forth in Section 4 to this Addendum.

(b)

For the avoidance of doubt, in the event that a U.S. Participant dies, his or her vested Options shall expire on the earlier of the original expiry date or one hundred and eighty days after the death of such Participant.

- 25 -

6. Specified Employee.

Each Award to a U.S. Participant is intended to be exempt from or comply with Code Section 409A. To the extent any Award is subject to Section 409A, then:

(a)	all payments to be made upon a U.S. Participant’s Termination Date shall only be made upon such individual’s Separation from Service.

(b)

if on the date of the U.S. Participant’s Separation from Service the Corporation’s shares (or shares of any other Corporation that is required to be aggregated with the Corporation in accordance with the requirements of Code Section 409A) is publicly traded on an established securities market or otherwise and the U.S. Participant is a Specified Employee, then the benefits payable to the Participant under the Plan that are payable due to the U.S. Participant’s Separation from Service shall be postponed until the earlier of the originally scheduled date and six months following the U.S. Participant’s Separation from Service. The postponed amount shall be paid to the U.S. Participant in a lump sum within 30 days after the earlier of the originally scheduled date and the date that is six months following the U.S. Participant’s Separation from Service. If the U.S. Participant dies during such six month period and prior to the payment of the postponed amounts hereunder, the amounts delayed on account of Code Section 409A shall be paid to the U.S. Participant’s estate within 60 days following the U.S. Participant’s death.

7. Adjustments.

Notwithstanding anything to the contrary in Article 7 of the Plan, any adjustment to an Option held by any U.S. Participant shall be made in compliance with the Code which for the avoidance of doubt may include an adjustment to the number of Shares subject thereto, in addition to an adjustment to the Exercise Price thereof.

8. General.

Notwithstanding any provision of the Plan to the contrary, the Plan is intended to comply with Code Section 409A or an exemption thereunder and shall be construed and interpreted in accordingly. Notwithstanding any other provision of the Plan, payments provided under this Agreement to U.S. Participants may only be made upon an event and in a manner that complies with Code Section 409A or an applicable exemption. If any provision of the Plan or Awards contravenes Code Section 409A or could cause the U.S. Participant to incur any tax, interest or penalties under Code Section 409A, the Board may, in its sole discretion and without the U.S. Participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest and penalties under Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to the Corporation or contravening Code Section 409A. However, the Corporation shall have no obligation to modify the Plan or Awards and does not guarantee that Awards will not be subject to taxes, interest and penalties under Code Section 409A. Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Section 409A), and neither the Corporation nor any Subsidiary of the Corporation shall have any obligation to indemnify or otherwise hold such U.S. Participant (or any beneficiary) harmless from any or all of such taxes or penalties.

- 26 -

APPENDIX “A”

FORM OF OPTION AGREEMENT

VOX ROYALTY CORP.

OPTION AGREEMENT

This Stock Option Agreement (the “Option Agreement”) is granted by Vox Royalty Corp. (the “Corporation”), in favour of the optionee named below (the “Optionee”) pursuant to and on the terms and subject to the conditions of the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this Option Agreement shall have the meanings set forth in the Plan.

The terms of the option (the “Option”), in addition to those terms set forth in the Plan, are as follows:

1. Optionee.

The Optionee is [●] and the address of the Optionee is currently [●].

2. Number of Shares.

The Optionee may purchase up to [●] Shares of the Corporation (the “Option Shares”) pursuant to this Option, as and to the extent that the Option vests and becomes exercisable as set forth in Section 6 of this Option Agreement.

3. Exercise Price.

The exercise price is $ [●] per Option Share (the “Exercise Price”).

4. Date Option Granted.

The Option was granted on [●].

5. Expiry Date.

The Option terminates on [●]. (the “Expiry Date”).

6. Vesting.

The Option to purchase Option Shares shall vest and become exercisable as follows:

[●]

7. Exercise of Options.

In order to exercise the Option, the Optionee shall notify the Corporation in the form annexed hereto as Schedule “A”, whereupon the Corporation shall use reasonable efforts to cause the Optionee to receive a certificate representing the relevant number of fully paid and non-assessable Shares in the Corporation.

8. Transfer of Option.

The Option is not-transferable or assignable except in accordance with the Plan.

9. Inconsistency.

This Option Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this Option Agreement and the Plan, the terms of the Plan shall govern.

10. Severability.

Wherever possible, each provision of this Option Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Option Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Option Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

11. Entire Agreement.

This Option Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

12. Successors and Assigns.

This Option Agreement shall bind and enure to the benefit of the Optionee and the Corporation and their respective successors and permitted assigns.

13. Time of the Essence.

Time shall be of the essence of this Option Agreement and of every part hereof.

14. Governing Law.

This Option Agreement and the Option shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

15. Counterparts.

This Option Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has been provided a copy of and has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereof have executed this Option Agreement as of the ______ day of ____________________, 20__.

VOX ROYALTY CORP.

By:
Name:
Title:

Witness	[Insert Participant’s Name]

SCHEDULE “A”

ELECTION TO EXERCISE STOCK OPTIONS

TO: VOX ROYALTY CORP. (the “Corporation”)

The undersigned Optionee hereby elects to exercise Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated __________________, 20___ under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”), for the number Shares set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Number of Shares to be Acquired:

Exercise Price (per Share):	$

Aggregate Purchase Price:	$

Amount enclosed that is payable on account of any source deductions relating to this Option exercise (contact the Corporation for details of such amount):	$

☐ Or check here if alternative arrangements have been made with the Corporation;

and hereby tenders a certified cheque, bank draft or other form of payment confirmed as acceptable by the Corporation for such aggregate purchase price, and, if applicable, all source deductions, and directs such Shares to be registered in the name of _____________________ _________________________________.

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this ____ day of _________________, ______.

Signature of Participant

Name of Participant (Please Print)

SCHEDULE “B”

SURRENDER NOTICE

TO: VOX ROYALTY CORP. (the “Corporation”)

The undersigned Optionee hereby elects to surrender ________________ Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated _____________, 20___ under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”) in exchange for Shares as calculated in accordance with Section 3.06(2) of the Plan. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Amount enclosed that is payable on account of any

source deductions relating to this surrender of

Options (contact the Corporation for details of such

amount):

$_______________________

☐ Or check here if alternative arrangements

have been made with the Corporation

Please issue a certificate or certificates representing the Shares in the name of _____________________________________.

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this ____ day of _______________, _____.

Signature of Participant

Name of Participant (Please Print)

APPENDIX “B”

FORM OF RSU AGREEMENT

VOX ROYALTY CORP.

RESTRICTED SHARE UNIT AGREEMENT

This restricted share unit agreement (“RSU Agreement”) is granted by Vox Royalty Corp. (the “Corporation”) in favour of the Participant named below (the “Recipient”) of the restricted share units (“RSUs”) pursuant to the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this RSU Agreement shall have the meanings set forth in the Plan.

The terms of the RSUs, in addition to those terms set forth in the Plan, are as follows:

1. Recipient.

The Recipient is [●] and the address of the Recipient is currently [●].

2. Grant of RSUs.

The Recipient is hereby granted [●] RSUs.

3. Restriction Period.

In accordance with Section 5.03 of the Plan, the restriction period in respect of the RSUs granted hereunder, as determined by the Board, shall commence on [●] and terminate on [●].

4. Performance Criteria.

[●].

5. Performance Period.

[●].

6. Vesting.

The RSUs will vest as follows:

[●].

7. Transfer of RSUs.

The RSUs granted hereunder are not transferable or assignable except in accordance with the Plan.

8. Inconsistency.

This RSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this RSU Agreement and the Plan, the terms of the Plan shall govern.

9. Severability.

Wherever possible, each provision of this RSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this RSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this RSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

10. Entire Agreement.

This RSU Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

11. Successors and Assigns.

This RSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

12. Time of the Essence.

Time shall be of the essence of this RSU Agreement and of every part hereof.

13. Governing Law.

This RSU Agreement and the RSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14. Counterparts.

This RSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this RSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this RSU Agreement.

IN WITNESS WHEREOF the parties hereof have executed this RSU Agreement as of the ______ day of _________________, 20__.

VOX ROYALTY CORP.

By:
Name:
Title:

Witness	[Insert Participant’s Name]

Appendix “C”

FORM OF PSU AGREEMENT

VOX ROYALTY CORP.

PERFORMANCE SHARE UNIT AGREEMENT

This performance share unit agreement (“PSU Agreement”) is granted by Vox Royalty Corp. (the “Corporation”) in favour of the Participant named below (the “Recipient”) of the performance share units (“PSUs”) pursuant to the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this PSU Agreement shall have the meanings set forth in the Plan.

The terms of the PSUs, in addition to those terms set forth in the Plan, are as follows:

1. Recipient.

The Recipient is [●] and the address of the Recipient is currently [●].

2. Grant of PSUs.

The Recipient is hereby granted [●] PSUs.

3. Restriction Period.

In accordance with Section 5.03 of the Plan, the restriction period in respect of the PSUs granted hereunder, as determined by the Board, shall commence on [●] and terminate on [●].

4. Performance Criteria.

[●].

5. Performance Period.

[●].

6. Vesting. The PSUs will vest as follows:

[●].

7. Transfer of PSUs.

The PSUs granted hereunder are not transferable or assignable except in accordance with the Plan.

8. Inconsistency.

This PSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this PSU Agreement and the Plan, the terms of the Plan shall govern.

9. Severability.

Wherever possible, each provision of this PSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this PSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this PSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

10. Entire Agreement.

This PSU Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

11. Successors and Assigns.

This PSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

12. Time of the Essence.

Time shall be of the essence of this PSU Agreement and of every part hereof.

13. Governing Law.

This PSU Agreement and the PSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14. Counterparts.

This PSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this PSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this PSU Agreement.

IN WITNESS WHEREOF the parties hereof have executed this PSU Agreement as of the ______ day of _______________, 20__.

VOX ROYALTY CORP.

By:
Name:
Title:

Witness	[Insert Participant’s Name]

APPENDIX “D”

FORM OF DSU AWARD AGREEMENT

VOX ROYALTY CORP.

DSU AWARD AGREEMENT

This DSU Award Agreement (this “Agreement”), dated as of •, is made by and between Vox Royalty Corp. (the “Corporation”) and • (the “Grantee”).

WHEREAS, the Corporation has adopted the Omnibus Long-Term Incentive Plan (as may be amended from time to time, the “Plan”);

AND WHEREAS, the Board has determined that the directors of the Corporation shall receive •% of his or her then current annual Board retainer fee, which retainer fee shall be payable in four equal quarterly instalments (the “Director Remuneration”) in the form of DSUs (as defined in the Plan).

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants of the parties contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves and for their successors and assigns, hereby agree as follows:

1. Grant of DSUs.

(a)

Grant. The portion or percentage of the Director’s Remuneration credited as DSUs shall be determined on the first business day following the last day of each fiscal quarter for which the Grantee’s Director Remuneration is payable (with respect to each such quarter, the “Date of Grant”), and shall equal a number of DSUs, rounded down to the nearest whole number, determined by dividing the dollar amount of such Director’s Remuneration so deferred for such quarter by the Market Value (as defined in the Plan) of one Share as of such Date of Grant. All DSUs to be credited to the Grantee shall be subject to the terms and conditions set forth in this Agreement and as otherwise provided in the Plan. DSUs shall be credited to a separate book-entry account maintained on the books of the Corporation for the Grantee.

(b)

Incorporation by Reference, Etc. The provisions of the Plan are incorporated herein by reference. Except as otherwise expressly set forth herein, this Agreement shall be construed in accordance with the provisions of the Plan and any interpretations, amendments, rules, and regulations promulgated by the compensation committee of the Board (the “Compensation Committee”) from time to time pursuant to the Plan. In the event of any inconsistency or conflict between the provisions of the Plan and any this Agreement, the provisions of the Plan shall prevail. Any capitalized terms not otherwise defined in this Agreement shall have the definitions set forth in the Plan. The Compensation Committee shall have final authority to interpret and construe the Plan and this Agreement and to make any and all determinations under them, and its decision shall be binding and conclusive upon the Grantee and his or her legal representatives in respect of any questions arising under the Plan or this Agreement.

2. Vesting; Forfeiture.

The DSUs shall be fully vested on the applicable Date of Grant and shall not be subject to forfeiture.

3. Settlement.

The Corporation shall settle the DSUs granted hereunder as soon as possible after receiving or being deemed to receive a DSU Redemption Notice, at which time the Corporation shall, subject to any required tax withholding and the execution of any required documentation, settle the relevant DSUs pursuant to Section 4.03 of the Plan. Such settlement will occur not later than the 90th day following the Termination Date.

4. Tax Withholding.

The Corporation shall be entitled to require, as a condition to the payment in settlement of the DSUs granted hereunder, that the Grantee remit an amount in cash or other property having a value sufficient to satisfy all federal, state, provincial, and local or other applicable withholding taxes relating thereto. In addition, the Corporation shall have the right and is hereby authorized to withhold from any cash otherwise deliverable upon settlement of the DSUs, or from any compensation or other amount owing to the Grantee, the amount (in cash or, in the discretion of the Corporation, other property) of any applicable withholding taxes in respect of the settlement of the DSUs and to take such other action as may be necessary in the discretion of the Corporation to satisfy all obligations for the payment of such taxes.

5. Compliance with Legal Requirements.

The granting and settlement of the DSUs, and any other obligations of the Corporation under this Agreement, shall be subject to all applicable federal, state, provincial and local laws, rules, and regulations and to such approvals by any regulatory or governmental agency (including stock exchanges) as may be required. The Committee shall have the right to impose such restrictions on the DSUs as it deems reasonably necessary or advisable under applicable securities laws and the rules and regulations of the TSX.

6. Miscellaneous.

(a)	Transferability. The DSUs are not transferable or assignable except in accordance with the Plan.

(b)

Inconsistency. This Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this Agreement and the Plan, the terms of the Plan shall govern.

(c)

Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

(d)

Entire Agreement. This Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

(e)	Successors and Assigns. This Agreement shall bind and enure to the benefit of the Grantee and the Corporation and their respective successors and permitted assigns.

(f)	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

(g)	Governing Law. This Agreement and the DSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7. Counterparts.

This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this Agreement.

IN WITNESS WHEREOF the parties hereof have executed this Agreement as of the ______ day of _______________, 20__.

VOX ROYALTY CORP.

By:
Name:
Title:

Witness	[Insert Participant’s Name]

APPENDIX “E”

FORM OF U.S. PARTICIPANT/NON-EMPLOYEE DIRECTOR ELECTION FORM

VOX ROYALTY CORP.

I _________________ [name] wish to defer 100% of my annual retainer, including any annual retainers or fees for service on committees of the Board, for the calendar year [____] and any future calendar years unless and until I make a new election in accordance with the Plan and the Addendum. I, do hereby elect to have a Share Unit Settlement Date of [___] anniversary of the grant date of such RSUs, or if earlier upon my Separation from Service in respect of all of such RSUs, and otherwise in accordance with the Plan and the special provisions of the Addendum to the Plan applicable to U.S. Participants.

I understand that this election shall be irrevocable as of the last date in which I am permitted to make such election in accordance with Section 4 of the Addendum to the Plan and I shall only be permitted to revoke or modify this election up to such date. I understand that this election shall apply to any other grants of RSUs that I may be granted in the future (if any) in respect of any retainer fees payable in future calendar years (and will become irrevocable as of December 31 of the prior calendar year) until I make a later election, which election shall be made no later than the date set forth in Section 3 of the Addendum to the Plan.

All capitalized terms not defined in this Election Form have the meaning set out in the Plan.

I understand and agree that the granting and settlement of RSUs are subject to the terms and conditions of the Plan which are incorporated into and form a part of this Election Form.

Non-Employee Director Name	Date

Witness	Date